FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2008 & 2007

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2008 & 2007

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2008 & 2007

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2008 & 2007

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

FS-16 STATUS OF CHANGES IN STOCKHOLDERS' EQUITY

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2008 & 2007

(Thousands of Mexican Pesos)

Audited information

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	187,125,347	100	172,826,287	100

s02	CURRENT ASSETS	52,179,311	28	31,012,292	18
s03	CASH AND SHORT-TERM INVESTMENTS	6,136,563	3	4,697,752	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	15,950,441	9	16,125,904	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,858,322	3	3,168,007	2
s06	INVENTORIES	1,914,306	1	2,191,110	1
s07	OTHER CURRENT ASSETS	23,319,679	12	4,829,519	3
s08	LONG - TERM	1,494,133	1	1,528,138	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,369,467	1	1,313,514	1
s11	OTHER INVESTMENTS	124,666	0	214,624	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	112,865,377	60	120,648,559	70
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	398,629,711	213	389,907,800	226
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	286,221,263	153	269,684,433	156
s17	CONSTRUCTIONS IN PROGRESS	456,929	0	425,192	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,432,714	1	2,268,549	1
s19	OTHER ASSETS	18,153,812	10	17,368,749	10

s20	TOTAL LIABILITIES	147,754,248	100	130,667,479	100

s21	CURRENT LIABILITIES	41,364,856	28	32,677,494	25
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	19,983,092	14	1,416,060	1
s24	STOCK MARKET LOANS	2,900,000	2	10,866,200	8
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	783,543	1	1,400,422	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	17,698,221	12	18,994,812	15
s27	LONG - TERM LIABILITIES	84,172,355	57	79,179,854	61
s28	BANK LOANS	44,101,991	30	44,964,004	34
s29	STOCK MARKET LOANS	40,070,364	27	34,215,850	26
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	411,106	0	284,683	0
s32	OTHER NON CURRENT LIABILITIES	21,805,931	15	18,525,448	14

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	39,371,099	100	42,158,808	100

s34	MINORITY INTEREST	41,186	0	39,034	0
s35	MAJORITY INTEREST	39,329,913	100	42,119,774	100
s36	CONTRIBUTED CAPITAL	9,138,632	23	9,402,561	22
s79	CAPITAL STOCK (NOMINAL)	9,138,632	23	9,402,561	22
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	30,191,281	77	32,717,213	78
s42	RETAINED EARNINGS AND CAPITAL RESERVE	27,374,656	70	111,540,064	265
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	2,816,625	7	(78,822,851)	(187)
s80	SHARES REPURCHASED	0	0	0	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Audited information

Final printing

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REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	6,136,563	100	4,697,752	100
s46	CASH	1,001,967	16	1,072,121	23
s47	SHORT-TERM INVESTMENTS	5,134,596	84	3,625,631	77

s07	OTHER CURRENT ASSETS	23,319,679	100	4,829,519	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	20,418,889	88	1,313,955	27
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,900,790	12	3,515,564	73

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,432,714	100	2,268,549	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,407,687	58	1,277,088	56
s49	GOODWILL	0	0	0	0
s51	OTHERS	1,025,027	42	991,461	44

s19	OTHER ASSETS	18,153,812	100	17,368,749	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	15,485,402	85	15,621,167	90
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,668,410	15	1,747,582	10

s21	CURRENT LIABILITIES	41,364,856	100	32,677,494	100
s52	FOREIGN CURRENCY LIABILITIES	22,699,010	55	15,386,262	47
s53	MEXICAN PESOS LIABILITIES	18,665,846	45	17,291,232	53

s26	OTHER CURRENT LIABITIES	17,698,221	100	18,994,812	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	215,876	1
s89	INTEREST LIABILITIES	1,187,525	7	1,142,003	6
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	10,899,412	62	11,976,061	63
s105	BENEFITS FOR EMPLOYEES	5,611,284	32	5,660,872	30

s27	LONG-TERM LIABILITIES	84,172,355	100	79,179,854	100
s59	FOREIGN CURRENCY LIABILITIES	64,972,355	77	61,179,854	77
s60	MEXICAN PESOS LIABILITIES	19,200,000	23	18,000,000	23

s31	DEFERRED LIABILITIES	411,106	100	284,683	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	411,106	100	284,683	100

s32	OTHER NON CURRENT LIABILITIES	21,805,931	100	18,525,448	100
s66	DEFERRED TAXES	16,808,391	77	18,317,042	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	4,997,540	23	208,406	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,138,632	100	9,402,561	100
s37	CAPITAL STOCK (NOMINAL)	80,113	1	83,590	1
s38	RESTATEMENT OF CAPITAL STOCK	9,058,519	99	9,318,971	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	27,374,656	100	111,540,064	100
s93	LEGAL RESERVE	1,880,513	7	1,880,513	2
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	5,317,207	19	74,174,604	67
s45	NET INCOME FOR THE YEAR	20,176,936	74	35,484,947	32

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	2,816,625	100	(78,822,851)	100
s70	ACCUMULATED MONETARY RESULT	0	0	(13,924,729)	18
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	(65,994,810)	84
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	201,104	7	61,875	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	4,036,298	143	751,242	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	(1,420,777)	(50)	283,571	0
s100	OTHERS	0	0	0	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Audited information

Final printing

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REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	10,814,455	(1,665,202)
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	98	116
s75	EMPLOYEES (*)	9,523	10,986
s76	WORKERS (*)	44,696	45,694
s77	OUTSTANDING SHARES (*)	18,555,053,360	19,360,397,470
s78	REPURCHASE OF OWN SHARER(*)	805,344,110	842,720,700
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2008 & 2007 -

(Thousands of Mexican Pesos)

Audited information

Final printing

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REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	124,105,235	100	130,767,671	100
r02	COST OF SALES AND SERVICES	64,531,122	52	67,330,956	51
r03	GROSS INCOME	59,574,113	48	63,436,715	49
r04	OPERATING EXPENSES	19,831,144	16	19,552,442	15
r05	OPERATING INCOME	39,742,969	32	43,884,273	34
r08	OTHER EXPENSES AND INCOMES (NET)	(679,592)	-1	(44,361)	0
r06	COMPREHENSIVE FINANCING COST	-9,232,694	-7	-3,349,364	-3
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(62,113)	0	17,245	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	29,768,570	24	40,507,793	31
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	9,591,659	8	11,618,710	9
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	20,176,911	16	28,889,083	22
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	7,166,312	5
r18	NET INCOME	20,176,911	16	36,055,395	28
r19	NET INCOME OF MINORITY INTEREST	(25)	0	570,448	0
r20	NET INCOME OF MAYORITY INTEREST	20,176,936	16	35,484,947	27

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Audited information

Final printing

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REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	124,105,235	100	130,767,671	100
r21	DOMESTIC	120,090,214	97	126,643,263	97
r22	FOREIGN	4,015,021	3	4,124,408	3
r23	TRANSLATION INTO DOLLARS (***)	357,276	0	379,563	0

r08	OTHER EXPENSES AND INCOMES (NET)	(679,592)	100	(44,361)	100
r49	OTHER EXPENSES AND INCOMES (NET)	468,999	29	2,822,658	50
r34	EMPLOYEE PROFIT SHARING	2,548,762	158	2,867,019	50
r35	DEFERRED EMPLOYEE PROFIT SHARING	(1,400,171)	(87)	0	0

r06	COMPREHENSIVE FINANCING COST	(9,232,694)	100	(3,349,364)	100
r24	INTEREST EXPENSE	7,652,427	126	6,615,400	67
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	913,462	15	1,396,088	14
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(2,493,729)	(41)	(643,137)	(7)
r28	RESULT FROM MONETARY POSITION	0	0	2,513,085	25

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	9,591,659	100	11,618,710	100
r32	INCOME TAX	10,606,003	111	10,411,963	90
r33	DEFERRED INCOME TAX	(1,014,344)	(11)	1,206,747	10

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Audited information

Final printing

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REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	124,105,235	130,767,671
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	124,105,235	130,767,671
r39	OPERATING INCOME (**)	39,742,969	43,884,273
r40	NET INCOME OF MAJORITY INTEREST (**)	20,176,936	35,484,947
r41	NET INCOME (**)	20,176,911	36,055,395
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	16,993,459	17,434,266

(**) INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2008 & 2007 -

(Thousands of Mexican Pesos)

Audited information

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	30,967,321	100	31,833,046	100
rt02	COST OF SALES AND SERVICES	16,526,088	53	17,092,292	54
rt03	GROSS INCOME	14,441,233	47	14,740,754	46
rt04	OPERATING EXPENSES	5,189,304	17	5,303,798	17
rt05	OPERATING INCOME	9,251,929	30	9,436,956	30
rt08	OTHER EXPENSES AND INCOMES (NET)	212,173	1	-308,654	(1)
rt06	COMPREHENSIVE FINANCING COST	(3,808,395)	(12)	-245,210	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(131,619)	0	31,078	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	5,524,088	18	8,914,170	28
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,544,416	8	2,294,572	7
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	2,979,672	10	6,619,598	21
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	2,025,754	6
rt18	NET INCOME	2,979,672	10	8,645,352	27
rt19	NET INCOME OF MINORITY INTEREST	1,811	0	272,191	1
rt20	NET INCOME OF MAYORITY INTEREST	2,977,861	10	8,373,161	26

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    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Audited information

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	30,967,321	100	31,833,046	100
rt21	DOMESTIC	29,614,317	96	30,862,535	97
rt22	FOREIGN	1,353,004	4	970,511	3
rt23	TRANSLATION INTO DOLLARS (***)	103,081	0	94,937	0

rt08	OTHER REVENUES AND (EXPENSES), NET	212,173	100	(308,654)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	35,286	17	229,570	(74)
rt34	EMPLOYEE PROFIT SHARING	489,959	231	538,224	70
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(666,846)	(314)	0	0

rt06	COMPREHENSIVE FINANCING COST	(3,808,395)	100	(245,210)	100
rt24	INTEREST EXPENSE	2,481,015	215	1,525,216	54
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	310,102	27	347,158	12
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(1,637,482)	(142)	(104,158)	(4)
rt28	RESULT FROM MONETARY POSITION	-	0	1,037,006	37

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,544,416	100	2,294,572	100
rt32	INCOME TAX	2,751,071	108	1,917,125	84
rt33	DEFERRED INCOME TAX	(206,655)	(8)	377,447	16

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Audited information

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,282,496	4,489,789

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2008 & 2007 -

(Thousands of Mexican Pesos)

Audited information

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	36,055,395
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	17,885,417
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	53,940,812
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	(2,702,223)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	51,238,589
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	1,045,065
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(24,602,913)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	(23,557,848)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	(33,748,741)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	(6,068,000)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	10,765,752
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	4,697,752

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

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Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	17,885,417
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	18,425,285
c41	+(-) OTHER ITEMS	0	(539,868)

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	(2,702,223)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	1,459,606
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	(2,583,474)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	2,049,007
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	(3,627,362)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	1,045,065
c23	+ BANK FNANCING	0	14,930,842
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	(10,742,539)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	(8,305)
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	(3,134,933)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(24,602,913)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	(780,210)
c31	(-) DIVIDENDS PAID	0	(8,820,074)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	(15,002,629)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	(33,748,741)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	(181,845)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	(13,846,483)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	(19,720,413)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

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Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.07		$1.80
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.07		$1.46
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.34
d08	CARRYING VALUE PER SHARE	$2.12		$2.18
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.41		$0.45
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	6.77	times	9.26	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	13.41	times	11.21	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

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REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	16.26%		27.57%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	51.25%		85.52%
p03	NET INCOME TO TOTAL ASSETS ( **)	10.78%		20.86%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	21.44%		29.76%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		6.97%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.66	times	0.76	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.10	times	1.08	times
p08	INVENTORIES ROTATION (**)	33.71	times	30.73	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40	days	39	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.15%		7.23%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	78.96%		75.61%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.75	times	3.10	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	59.34%		58.60%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	74.58%		65.63%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	5.19	times	6.63	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.84	times	1.00	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.26	times	0.95	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.22	times	0.88	Times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.35	times	0.24	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	14.84%		14.38%
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

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Final printing

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REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	29,768,570	0
e02	+(-) ITEMS NOT REQUIRING CASH	5,723,061	0
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	17,978,865	0
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	10,975,298	0
e05	CASH FLOWS BEFORE INCOME TAX	64,445,794	0
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(18,540,620)	0
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	45,905,174	0
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(12,725,549)	0
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	33,179,625	0

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(31,740,814)	0
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,438,811	0
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	4,697,752	0
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6,136,563	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

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Final printing

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REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	5,723,061	0
e15	+ESTIMATES FOR THE PERIOD	14,675	0
e16	+PROVISIONS FOR THE PERIOD	5,742,803	0
e17	+(-) OTHER UNREALIZED ITEMS	(34,417)	0

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	17,978,865	0
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	17,916,752	0
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	62,113	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	10,975,298	0
e25	+ACCRUED INTERESTS	7,652,427	0
e26	+(-) OTHER ITEMS	3,322,871	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(18,540,620)	0
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	175,463	0
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	276,804	0
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(5,485,784)	0
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(461,312)	0
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,333,885)	0
e32	+(-) INCOME TAXES PAID OR RETURNED	(11,711,906)	0

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(12,725,549)	0
e33	- PERMANENT INVESTMENT IN SHARES	(19,169)	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	95,376	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(11,771,793)	0
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(135,271)	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	(894,692)	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(31,740,814)	0
e45	+ BANK FINANCING	11,862,831	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(15,781,356)	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(7,609,477)	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(5,049,097)	0
e56	(-) REPURCHASE OF SHARES	(12,871,842)	0
e57	+(-) OTHER ITEMS	(2,291,873)	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATUS OF CHANGES IN STOCKHOLDERS' EQUITY

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

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Final printing

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CONCEPTS	CONTRIBUTED CAPITAL		CAPITAL INCREASE						STOCKHOLDERS' EQUITY
	CAPITAL STOCK	PREMIUM ON SALES OF SHARES	ACCUMULATED (LOSSES) EARNINGS		ACCUMULATED COMPREHENSIVE RESULT

			RESERVES	EARNINGS (LOSSES) TO APPLY	RETAM AND ISR DEFERRED
						OTHER COMPREHENSIVE RESULT	MAJORITY INTEREST	MINORITY INVESTMENT
BALANCE AT DECEMBER 31, 2006	28,011,334	20,919,197	16,148,490	117,811,741	0	-64,725,867	118,164,895	3,156,340	121,321,235
APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	0	0	0	0	0	0	0	0	0
CONSTITUTION OF RESERVES	0	0	0	0	0	0	0	0	0
DECREED DIVIDENDS	0	0	0	-8,820,074	0	0	-8,820,074	0	-8,820,074
(DECREASE) INCREASE CAPITAL	-17,828,563	-20,919,197	-14,267,977	-20,773,678	0	-10,929,376	-84,718,791	-2,683,554	-87,402,345
REPURCHASE OF SHARES	-780,210	0	0	-15,002,629	0	0	-15,782,839	0	-15,782,839
RESERVE FOR THE ACQUISITION OF SHARES	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN MINORITY INVESTMENT	0	0	0	959,244	0	0	959,244	-450,572	508,672
COMPREHENSIVE INCOME (*)	0	0	0	35,484,947	0	-3,167,608	32,317,339	16,820	32,334,159
BALANCE AT DECEMBER 31, 2007	9,402,561	0	1,880,513	109,659,551	0	-78,822,851	42,119,774	39,034	42,158,808
RECLASSIFICATION INITIAL BALANCES RESULT FOR HOLDING OF MONETARY ASSETS AND DEFERRED TAX ON INCOME	0	0	0	-83,556,428	0	79,366,293	-4,190,135	0	-4,190,135
APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	0	0	0	0	0	0	0	0	0
CONSTITUTION OF RESERVES	0	0	0	0	0	0	0	0	0
DECREED DIVIDENDS	0	0	0	-7,774,143	0	0	-7,774,143	0	-7,774,143
(DECREASE) INCREASE CAPITAL	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	-263,929	0	0	-12,607,913	0	0	-12,871,842	0	-12,871,842
RESERVE FOR THE ACQUISITION OF SHARES	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN MINORITY INVESTMENT	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME (*)	0	0	0	19,773,076	0	2,273,183	22,046,259	2,152	22,048,411
BALANCE AT DECEMBER 31, 2008	9,138,632	0	1,880,513	25,494,143	0	2,816,625	39,329,913	41,186	39,371,099

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

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Consolidated

Final printing

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Highlights

Fourth Quarter 2008

  At TELMEX, we have the commitment of increasing broadband penetration to reduce the digital divide in the country. Between 2007 and 2008, the number of broadband Infinitum customers increased close to 175%, reaching 5.0 million broadband services, which has made Mexico one of the countries among the members of the OECD with the highest growth rates in this type of service (OECD-Broadband portal).

  This growth has been mainly driven by the sale of more than 1.8 million computers since 1999 in instalments of up to 48 months. The main limitation for broadband growth is the lack of computers in Mexican homes since only 25.7% of them have a computer, significantly below the average of close to 66.3% of the countries that are members of the OECD. In 2009, TELMEX will continue with these initiatives.

  TELMEX has driven penetration of multi-services packages in order to support the family economy for the different consumption profiles of our customers. These packages offer access to broadband and different voice services with discounts of up to 42%. One example is the "Paquete Conectes" that for 389 pesos per month, VAT included ($338.3 pesos per month plus 15% VAT, equivalent to 24.2 dollars).

  2009 is the ninth consecutive year that TELMEX will continue reducing the prices of its services that were already very competitive when compared with other member countries of the OECD, notwithstanding the prevailing conditions in the domestic and world financial markets and the devaluation of the peso. This initiative supports the economy of Mexican families, companies and in particular small and medium-sized businesses.

  Among other complementary services that TELMEX offers are billing and collection services through the telephone bill. To date, we have more than 980 contracts with companies such as Medicalhome, Socio Águila, Teletón, Telecomunicaciones de México (Telecomm Telégrafos, a decentralized entity of the SCT). Recently, satellite TV services provided by Dish México were incorporated in this service. According to Dish México, close to 55% of its new customers did not have pay TV services and 51% of customers have decided to make their payments through their telephone bill. It is important to highlight that the billing and collection service is available as well to other Pay TV operators if they request it.

  The October 3, 2006, "Acuerdo de Convergencia" (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of networks more than 28 months ago. TELMEX has met the requirements and, to date there has not been a favorable resolution form the authority to offer Pay TV services. This situation is delaying the technological development of the country and is avoiding consumers to enjoy the benefits of convergence and access to a better offering and more competitive prices of telecommunications services.

  Due to the legal uncertainty, the strong investments that were programmed for 2009 for approximately 12 billion pesos will be substantially reduced. It is important to highlight that in spite of this; we will maintain state-of-the-art technology to offer better products and services and will continue to drive broadband penetration to promote digital culture and the technological development of the country.

  TELMEX's market share in fixed lines is similar to those of incumbent operators in other countries, such as the US with 89.8%, Spain 87.8%, Brazil 87.5%, Italy 93.6% and Germany with 98.0% (Global wireline matrix, Merrill Lynch 2008). If cellular and pay TV users are included in the calculation, TELMEX's market share would be approximately 16.7%.

  TELMEX's total debt at December 31, 2008, was the equivalent of 7.908 billion dollars. Only 10.4% of that amount is exposed to exchange rate fluctuations because we have hedged 5.451 billion dollars. Total net debt (3) was equivalent to 7.455 billion dollars, 464 million dollars lower than in 2007.

  In the fourth quarter, total revenues were 31 billion pesos, 2.7% lower than the same period of the previous year. These results reflected decreases of 9.0% and 6.7% in local and long distance revenues, respectively, as well as increases of 27.8% in Internet access revenues and 7.9% in corporate networks revenues.

  From October to December, EBITDA (1) totaled 13.8 billion pesos, 2.7% lower than the fourth quarter of the previous year. Operating income totaled 9.3 billion pesos, 2.0% lower than last year's fourth quarter.

  Majority income from continuing operations in the quarter totaled 2.978 billion pesos, 55.0% lower than the same period of last year. In the fourth quarter, earnings per share were 16 Mexican cents, a decrease of 52.9%, and earnings per ADR (2) were 26 US cents, a decrease of 58.7% compared with the fourth quarter of 2007.

  Capital expenditures (capex) were equivalent to 879 million dollars for the twelve months. In the quarter, the company used 1.791 billion pesos to repurchase 146 million 860 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines in service and local traffic

At the end of the fourth quarter, including the effect of number portability that began in July 2008, the number of lines in service was 17.589 million, 83 thousand lower than third quarter 2008. The number of disconnections is occurring mainly as a result of the competition from fixed, mobile and Pay TV companies.

Of our lines in service, approximately 56.6% or 10.0 million are in areas that interest competitors and where they also have presence. However, 7.6 million lines are in areas that hold no interest to competitors. For the twelve months these lines generated revenues of approximately 19.823 billion pesos and an operating loss of 2.761 billion pesos.

Local traffic volume continues to be affected mainly by competition from local and cellular telephony and by managed networks, a trend that strengthens the data business although it adversely affects local traffic. During the fourth quarter, local traffic decreased 9.6% compared with the same period of 2007, with a total of 5.419 billion local calls.

Long distance

Form October to December, domestic long distance (DLD) traffic increased 7.6% compared with last year's fourth quarter, totaling 4.920 billion minutes, due to more package offerings that include DLD minutes and higher traffic from long distance operators, offset by the decrease in termination traffic with cellular operators.

In the fourth quarter, outgoing international long distance (ILD) traffic decreased 14.3% compared with last year's fourth quarter, totaling 420 million minutes. Incoming international long distance traffic increased 2.0% compared with the same period of the previous year, totaling 1.772 billion minutes. The incoming-outgoing ratio was 4.2x.

Interconnection

In the fourth quarter, interconnection traffic totaled 11.453 billion minutes, 0.2% lower than fourth quarter of 2007. Calling party pays traffic decreased 5.3% because of the increase of cellular services. Interconnection traffic with local, long distance and cellular telephony operators increased 1.4%.

Internet access

At TELMEX, we have the commitment of increasing broadband penetration to reduce the digital divide in the country. Between 2007 and 2008, the number of broadband Infinitum customers increased close to 175%, reaching 5.0 million broadband services, which has made Mexico one of the countries among the members of the OECD with the highest growth rates in this type of service (OECD-Broadband portal).

This growth has been mainly driven by the sale of more than 1.8 million computers since 1999 in instalments of up to 48 months. The main limitation for broadband growth is the lack of computers in Mexican homes since only 25.7% of them have a computer, significantly below the average of close to 66.3% of the countries that are members of the OECD. In 2009, TELMEX will continue with these initiatives.

TELMEX has driven penetration of multi-services packages in order to support the family economy for the different consumption profiles of our customers. At year-end 2008, there were 4.3 million packages. These packages offer access to broadband and different voice services with discounts of up to 42%. One example is the "Paquete Conectes" that for 389 pesos per month, VAT included ($338.3 pesos per month plus 15% VAT, equivalent to 24.2 dollars).

.

Financial Results

The following financial information for 2008 is presented in nominal pesos and the financial information for 2007 is expressed in constant pesos as of December 2007, according to Mexican Financial Reporting Standards.

Revenues: In the fourth quarter, revenues totaled 31 billion pesos, a decrease of 2.7% compared with the same period of the previous year. These results include decreases of 9.0% and 6.7% in local and long distance services, respectively, and 11.6% in interconnection revenues. The decrease in interconnection revenues reflected declines of 5.3% in traffic volume and 8.5% in the calling party pays rate. On the other hand, Internet access revenues were up 27.8%, corporate networks revenues increased 7.9%, and other revenues, which includes Tiendas TELMEX (TELMEX stores), were up 25.9%.

  Local: Local revenues totaled 11.804 billion pesos in the fourth quarter; a decrease of 9.0% compared with the same quarter of 2007, due to the 7.6% reduction of revenue per local billed call and to the decrease in local traffic.

  DLD: In the quarter, DLD revenues totaled 3.570 billion pesos, 14.1% lower than the fourth quarter of 2007. The 7.6% increase in traffic was not enough to offset the 21.9% decrease in the average revenue per minute. The introduction of packages increases the use of long distance services but reduces average revenue per minute.

  ILD: From October to December of 2008, ILD revenues totaled 2.407 billion pesos, an increase of 7.1% compared with the fourth quarter of the previous year. Outgoing revenues declined 12.6% to 1.266 billion pesos compared with the fourth quarter of 2007 due to a mix of factors, including a decrease in outgoing traffic of 14.3% and a 2.1% increase in the average revenue per minute. Incoming international long distance revenues totaled 1.141 billion pesos, an increase of 42.7% compared with the fourth quarter of 2007, mainly because of a higher peso-dollar exchange rate in the fourth quarter of 2008.

  Interconnection: In the fourth quarter, interconnection revenues decreased 11.6% to 4.756 billion pesos compared with the same period of 2007, mainly due to the 5.3% decline in calling party pays traffic and the decrease of 8.5% in the calling party pays rate.

  Corporate networks: In the fourth quarter, revenues from services related to data transmission through private and managed networks totaled 3.249 billion pesos, 7.9% higher than the same period of the previous year. The increase was due to the higher number of services and the sale of value-added services which offset the reduction in unit prices of these services.

  Internet: Revenues from Internet access in the fourth quarter totaled 3.670 billion pesos, 27.8% higher than last year's fourth quarter due to the increase of 57.1% in Internet services, partially offset by lower average unit revenue for broadband Infinitum services.

Costs and expenses: In the quarter, total costs and expenses were 21.715 billion pesos, a decrease of 3.0% compared with the fourth quarter of 2007. This decrease was mainly due to initiatives carried out to optimize resource use and the 9.7% decrease in the amount paid to cellular operators for calling party pays services, offset by higher charges related to the sale of computers and equipment for customers and cost increases for goods and services.

  Cost of sales and services: In the fourth quarter, cost of sales and services increased 1.9% compared with the same period of 2007, totaling 8.742 billion pesos, due to higher computer and telecommunications equipment costs and to the increase in the prices of our goods and services.

  Commercial, administrative and general: In the fourth quarter, commercial, administrative and general expenses totaled 5.188 billion pesos, 2.2% lower than last year's fourth quarter due to initiatives carried out to optimize resources, which were offset by higher commissions associated with the increase in broadband services.

  Interconnection: Interconnection costs totaled 3.261 billion pesos, a decrease of 13.8% compared with the fourth quarter of 2007 as a result of the 9.7% decrease in the amount paid to cellular telephony operators for calling party pays service and the decrease of 5.3% in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 4.3% to 4.524 billion pesos due to a lower level of investment in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 13.776 billion pesos in the fourth quarter, a decrease of 2.7% compared with the same period of last year. The EBITDA margin was 44.5%. Operating income totaled 9.252 billion pesos in the fourth quarter and the operating margin was 29.9%.

Comprehensive financing cost: In the fourth quarter, comprehensive financing cost produced a charge of 3.808 billion pesos. This resulted from: i) a net interest charge of 2.171 billion pesos, 993 million pesos more than the charge registered in the same period of 2007, due to recognition of the market value of interest rate swaps; ii) a net exchange loss of 1.637 billion pesos from the fourth-quarter exchange rate depreciation of 2.7464 pesos per dollar, offset by 5.451 billion dollars in dollar-peso hedges, and iii) recognition of a decline in the monetary position of 1.037 billion pesos in 2007, an effect that is absent in 2008 under current accounting rules.

Majority income from continuing operations: In the fourth quarter, majority income from continuing operations totaled 2.978 billion pesos, 55.0% lower than the same period of the previous year. Earnings per share were 16 Mexican cents, a year-over-year decrease of 52.9%, and earnings per ADR (2) were 26 US cents, a decrease of 58.7% compared with the same period of 2007.

Investments: For 2008, capital expenditures (capex) were the equivalent of 879 million dollars, of which 76.1% was used for growth projects in the voice, data and transport infrastructure and 23.6% for operational support projects and operating needs.

Debt: Total debt at December 31 was the equivalent of 7.908 billion dollars, of which 78.6% is long-term. Of the total debt, 79.4% is in foreign currency, equal to 6.275 billion dollars. To minimize risks from variations in the exchange rate, we have dollar-peso hedges for 5.451 billion dollars with a weighted average exchange rate of approximately 11.0634 pesos per dollar. Of total debt, 36.5% has fixed rates. If 23.752 billion pesos and 100 million dollars of interest rate swaps at average interest rates of 8.19% and 4.47%, respectively, are included, the proportion of debt with fixed rates is 60.0%.

Total net debt (3) decreased during the last twelve months the equivalent of 464 million dollars, raising the total to 7.455 billion dollars. TELMEX has a solid and healthy financial structure that allows us to maintain state-of-the-art-technology and support the development of telecommunications in the country.

Repurchase of shares: During the fourth quarter, the company used 1.791 billion pesos to repurchase 146 million 860 thousand of its own shares.
Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the fourth quarter of 2008 and 2007.

Mexico Local Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		4Q2008		4Q2007	Inc.		12 months 08		12 months 07	Inc.
Revenues
Access, rent and measured service	Ps.	11.693	Ps.	12.704	(8,0)	Ps.	48.363		53.314	(9,3)
LADA interconnection		1.250		972	28,6		4.145		3.964	4,6
Interconnection with operators		437		426	2,6		1.560		1.636	(4,6)
Interconnection with cellular operators		3.022		3.493	(13,5)		12.397		14.560	(14,9)
Other		3.811		3.310	15,1		14.936		13.115	13,9
Total		20.213		20.905	(3,3)		81.401		86.589	(6,0)

Costs and expenses
Cost of sales and services		6.191		6.160	0,5		23.444		23.053	1,7
Commercial, administrative and general		4.940		4.792	3,1		18.605		18.059	3,0
Interconnection		1.979		2.431	(18,6)		8.540		10.343	(17,4)
Depreciation and amortization		2.740		2.939	(6,8)		11.260		11.901	(5,4)
Total		15.850		16.322	(2,9)		61.849		63.356	(2,4)

Operating income	Ps.	4.363	Ps.	4.583	(4,8)	Ps.	19.552		23.233	(15,8)

EBITDA (1)	Ps.	7.103	Ps.	7.522	(5,6)	Ps.	30.812		35.134	(12,3)

EBITDA margin (%)		35,1		36,0	(0,8)		37,9		40,6	(2,7)
Operating margin (%)		21,6		21,9	(0,3)		24,0		26,8	(2,8)

Mexico Long Distance Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		4Q2008		4Q2007	Inc.		12 months 08		12 months 07	Inc.
Revenues
Domestic long distance	Ps.	4.161	Ps.	4.914	(15,3)	Ps.	18.316	Ps.	20.461	(10,5)
International long distance		2.539	Ps.	2.384	6,5		9.138		10.571	(13,6)
Total		6.700	Ps.	7.298	(8,2)		27.454		31.032	(11,5)

Costs and expenses
Cost of sales and services		1.465		1.381	6,1		5.391		5.353	0,7
Commercial, administrative and general		1.420		1.501	(5,4)		5.783		5.984	(3,4)
Interconnection to the local network		2.101		1.985	5,8		7.900		8.669	(8,9)
Depreciation and amortization		553		601	(8,0)		2.211		2.331	(5,1)
Total		5.539		5.468	1,3		21.285		22.337	(4,7)

Operating income	Ps.	1.161	Ps.	1.830	(36,6)	Ps.	6.169	Ps.	8.695	(29,1)

EBITDA (1)	Ps.	1.714	Ps.	2.431	(29,5)	Ps.	8.380	Ps.	11.026	(24,0)

EBITDA margin (%)		25,6		33,3	(7,7)		30,5		35,5	(5,0)
Operating margin (%)		17,3		25,1	(7,8)		22,5		28,0	(5,5)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Audited information

Consolidated

Final printing

---

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2008 and 2007
with Report of Independent Auditors

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

Contents:

Report of Independent Auditors

Audited Consolidated Financial Statements:

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statement of Cash Flows (2008)

Consolidated Statement of Changes in Financial Position (2007)

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Teléfonos de México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income and consolidated changes in shareholders' equity for the years then ended, as well as the consolidated statement of cash flows for the year ended December 31, 2008 and the consolidated statement of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, at an extraordinary shareholders' meeting held on December 21, 2007, the shareholders of Teléfonos de México, S.A.B. de C.V. approved the split-up of assets, liabilities and shareholders' equity of its subsidiaries with operations in Latin America, as well as its telephone directory business, for the incorporation of Telmex Internacional, S.A.B. de C.V. This split-up is presented as discontinued operations in the accompanying financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and consolidated changes in their shareholders' equity for the years then ended as well as their consolidated cash flows for the year ended December 31, 2008 and consolidated changes in their financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

2.

As discussed in Note 1 II. x) to the financial statements, as of January 1, 2008, the Company adopted the new Mexican Financial Reporting Standards B-10, Effects of Inflation; D-3, Employee Benefits; and B-2, Statement of Cash Flows, with the effects described therein.

Mancera, S.C. A Member Practice of Ernst & Young Global Fernando Espinosa

Mexico City

March 17, 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 1 II.b)

	December 31
	2008	2007
Assets
Current assets:
Cash and cash equivalents	Ps. 6,136,563	Ps. 4,697,752
Marketable securities (Note 3)		718,144
Accounts receivable, net (Note 4)	20,808,763	19,293,911
Derivative financial instruments (Note 8)	20,418,889	1,313,955
Inventories for sale, net	1,914,306	2,191,110
Prepaid expenses and others	2,900,790	2,797,420
Total current assets	52,179,311	31,012,292

Plant, property and equipment, net (Note 5)	112,865,377	120,648,559
Inventories for operation of the telephone plant, net	2,668,410	1,747,582
Licenses, net (Note 6)	1,025,027	991,461
Equity investments (Note 7)	1,494,133	1,528,138
Net projected asset (Note 11)	15,485,402	15,621,167
Deferred charges, net	1,407,687	1,277,088
Total assets	Ps. 187,125,347	Ps. 172,826,287

Liabilities and shareholders' equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	Ps. 22,883,092	Ps. 12,282,260
Accounts payable and accrued liabilities (Note 9)	15,918,106	17,958,006
Taxes payable	783,543	1,400,422
Deferred credits (Note 10)	1,780,115	1,036,806
Total current liabilities	41,364,856	32,677,494

Long-term debt (Note 8)	84,172,355	79,179,854
Labor obligations (Note 11)	4,997,540	208,406
Deferred taxes (Note 16)	16,808,391	18,317,042
Deferred credits (Note 10)	411,106	284,683
Total liabilities	147,754,248	130,667,479

Shareholders' equity (Note 15):
Capital stock	9,138,632	9,402,561
Retained earnings:
Prior years	7,197,720	76,055,117
Current year	20,176,936	35,484,947
	27,374,656	111,540,064
Accumulated other comprehensive income items	2,816,625	(78,822,851)
Majority shareholders' equity	39,329,913	42,119,774
Minority interest	41,186	39,034
Total shareholders' equity	39,371,099	42,158,808
Total liabilities and shareholders' equity	Ps. 187,125,347	Ps. 172,826,287

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except dividends per share, see Note 1 II.b)

	Year ended December 31
	2008	2007
Operating revenues:
Local service	Ps. 48,982,383	Ps. 54,398,425
Long-distance service:
Domestic	15,741,771	17,348,649
International	8,793,262	9,678,537
Interconnection service	19,139,692	22,603,745
Corporate networks	12,219,402	11,339,790
Internet	13,168,270	10,940,226
Other	6,060,455	4,458,299
	124,105,235	130,767,671
Operating costs and expenses:
Cost of sales and services	32,806,088	32,364,110
Commercial, administrative and general expenses	19,831,144	19,552,442
Interconnection	13,759,965	16,541,561
Depreciation and amortization (Notes 5 and 6)	17,965,069	18,425,285
	84,362,266	86,883,398
Operating income	39,742,969	43,884,273

Other expenses, net (Note 1 II.s)	679,592	44,361

Financing cost:
Interest income	(913,462)	(1,396,088)
Accrued interest expense	7,652,427	6,615,400
Exchange loss, net	2,493,729	643,137
Monetary gain, net		(2,513,085)
	9,232,694	3,349,364

Equity interest in net (loss) income of affiliates	(62,113)	17,245

Income before taxes on profits	29,768,570	40,507,793
Provision for income tax (Note 16)	9,591,659	11,618,710

Income from continuing operations	20,176,911	28,889,083
Income from discontinued operations, net of income tax (Note 2)		7,166,312

Net income	Ps. 20,176,911	Ps. 36,055,395

Distribution of net income:
Majority interest	Ps. 20,176,936	Ps. 35,484,947
Minority interest	(25)	570,448
	Ps. 20,176,911	Ps. 36,055,395
Weighted average of shares issued and outstanding (millions)	18,906	19,766

Majority net income per share from continuing operations	Ps. 1.07	Ps. 1.46
Majority net income per share from discontinued operations	Ps.	Ps. 0.34
Majority net income per share	Ps. 1.07	Ps. 1.80

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2008 and 2007

(In thousands of Mexican pesos, except for dividends per share, see Note 1 II.b)

						Accumulated other
		Premium on				comprehensive	Majority			Total
		sale of	Retained earnings			income	shareholders'	Minority	Comprehensive	shareholders'
	Capital stock	shares	Legal reserve	Unappropriated	Total	items	equity	interest	income	equity
Balance at December 31, 2006	Ps. 28,011,334	Ps. 20,919,197	Ps. 16,148,490	Ps. 117,811,741	Ps. 133,960,231	Ps.(64,725,867)	Ps. 118,164,895	Ps. 3,156,340		Ps. 121,321,235
Appropriation of earnings approved at regular shareholders' meeting held in April 2007:
Cash dividend paid at Ps.0.448 per share (Ps. 0.440 historical)				(8,820,074)	(8,820,074)		(8,820,074)			(8,820,074)
Cash purchase of Company's own shares	(780,210)			(15,002,629)	(15,002,629)		(15,782,839)			(15,782,839)
Acquisition of minority interest				(164,575)	(164,575)		(164,575)	(450,572)		(615,147)
Gain on dilution of investment in affiliate spun-off				1,123,819	1,123,819		1,123,819			1,123,819
Comprehensive income:
Net income for the year				35,484,947	35,484,947		35,484,947	570,448	Ps. 36,055,395	36,055,395
Other comprehensive income items:
Effect of market valuation of swaps, net of deferred taxes						499,089	499,089		499,089	499,089
Effect of translation of foreign entities						(2,739,571)	(2,739,571)	(369,053)	(3,108,624)	(3,108,624)
Deficit from holding non-monetary assets, net of deferred taxes						(927,126)	(927,126)	(184,575)	(1,111,701)	(1,111,701)
Comprehensive income									Ps. 32,334,159
Reduction due to the split-up of Telmex Internacional	(17,828,563)	(20,919,197)	(14,267,977)	(20,773,678)	(35,041,655)	(10,929,376)	(84,718,791)	(2,683,554)		(87,402,345)
Balance at December 31, 2007	9,402,561		1,880,513	109,659,551	111,540,064	(78,822,851)	42,119,774	39,034		42,158,808

Effect of adopting Mexican FRS B-10, net of deferred taxes				(79,419,845)	(79,419,845)	79,419,845
Cumulative effect adjustment for recognition of deferred employee profit sharing, net of deferred taxes				(4,136,583)	(4,136,583)	(53,552)	(4,190,135)			(4,190,135)
Appropriation of earnings approved at regular shareholders' meeting held in April 2008:
Cash dividend declared at Ps. 0.413 per share				(7,774,143)	(7,774,143)		(7,774,143)			(7,774,143)
Cash purchase of Company's own shares	(263,929)			(12,607,913)	(12,607,913)		(12,871,842)			(12,871,842)
Comprehensive income:
Net income for the year				20,176,936	20,176,936		20,176,936	(25)	$ 20,176,911	20,176,911
Other comprehensive income items:
Effect of market valuation of swaps, net of deferred taxes						2,126,088	2,126,088		2,126,088	2,126,088
Deferred taxes				(403,860)	(403,860)		(403,860)	2,177	(401,683)	(401,683)
Effect of translation of foreign entities						147,095	147,095		147,095	147,095
Comprehensive income									Ps. 22,048,411
Balance at December 31, 2008 (Note 15)	Ps. 9,138,632		Ps. 1,880,513	Ps. 25,494,143	Ps. 27,374,656	Ps. 2,816,625	Ps. 39,329,913	Ps. 41,186		Ps. 39,371,099

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

(In thousands of Mexican pesos, see Note 1 II.b)

Year ended December 31,
2008
Operating activities
Income before taxes on profits	Ps. 29,768,570
Add (deduct) items not requiring the use of cash:
Depreciation	17,815,050
Amortization	101,702
Reserve for obsolete inventories for operation of the telephone plant	14,675
Equity interest in net loss of affiliates	62,113
Gain on valuation of marketable securities	(36,948)
Net period cost of labor obligations	5,742,803
Accrued interest expense	7,652,427
Exchange loss, net	3,322,871
Other	2,531
64,445,794
Changes in operating assets and liabilities:
Decrease (increase) in:
Marketable securities	760,420
Accounts receivable	(1,514,850)
Inventories for sale	276,804
Prepaid expenses and others	(103,370)
Deferred charges	(130,599)
(Decrease) increase in
Labor obligations:
Contributions to trust fund	(4,321,922)
Payments to employees	(197,297)
Accounts payable and accrued liabilities	(2,961,080)
Taxes on profits paid	(11,711,906)
Taxes payable	493,448
Deferred credits	869,732
Net cash flow provided by operating activities	45,905,174

Investing activities
Acquisition of plant, property and equipment	(11,771,793)
Acquisition of inventories for operation of the telephone plant	(935,503)
Acquisition of licenses	(135,271)
Proceeds from sale of long-term equity investments	76,207
Other	40,811
Net cash flow used in investing activities	(12,725,549)
Cash surplus to be applied to financing activities	33,179,625

Financing activities
Loans obtained	11,862,831
Repayment of loans	(15,781,356)
Cash purchase of Company's own shares (Notes 2 and 15)	(12,871,842)
Dividends paid	(7,609,477)
Derivative financial instruments	(2,291,873)
Interest paid	(5,049,097)
Net cash flow used in financing activities	(31,740,814)
Net increase in cash and cash equivalents	1,438,811
Cash and cash equivalents at beginning of year	4,697,752
Cash and cash equivalents at end of year	Ps. 6,136,563

The accompanying notes are an integral part of this financial statement.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos, see Note 1 II.b)

Year ended December 31,
2007
Operating activities
Net income	Ps. 36,055,395
Add (deduct) items not requiring the use of resources:
Depreciation	18,290,793
Amortization	134,492
Deferred charges	949,862
Deferred income tax	1,206,747
Equity interest in net income of affiliates	(17,245)
Net period cost of labor obligations	4,487,080
Net income from discontinued operations	(7,166,312)
53,940,812
Changes in operating assets and liabilities:
(Increase) decrease in:
Marketable securities	2,212,415
Accounts receivable	1,223,280
Inventories for sale	(2,583,474)
Prepaid expenses and others	72,918
(Decrease) increase in:
Labor obligations:
Contributions to trust fund	(64,935)
Payments to employees	(182,321)
Accounts payable and accrued liabilities	(1,765,160)
Taxes payable	(1,647,953)
Deferred credits	33,007
Resources provided by operating activities	51,238,589

Financing activities
New loans	14,930,842
Repayment of loans	(10,750,844)
Effect of exchange rate differences and variances in debt expressed in constant pesos	(3,134,933)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	(15,782,839)
Payment of dividends	(8,820,074)
Resources used in financing activities	(23,557,848)

Investing activities
Plant, property and equipment	(13,846,483)
Inventories for operation of the telephone plant	406,826
Other	(239,005)
Resources used in investing activities	(13,678,662)

Net changes in operating assets and liabilities from discontinued operations	(20,070,079)

Net decrease in cash and cash equivalents	(6,068,000)
Cash and cash equivalents at beginning of year	10,765,752
Cash and cash equivalents at end of year	Ps. 4,697,752

The accompanying notes are an integral part of these financial statement.

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively the Company or TELMEX) provide telecommunications services, primarily in Mexico, including domestic and international long-distance and local telephone services, data access and transmission to corporate networks and internet services, the interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long-distance carriers', cellular telephone companies' and local service carriers' networks the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other important aspects, the concession stipulates the requirements to provide telephony services and establishes the basis for regulating rates.

The rates to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last eight years, TELMEX management decided to not raise its rates for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links.

At an extraordinary meeting held on December 21, 2007, the shareholders of Teléfonos de México, S.A.B. de C.V. approved the split-up of the Company's entities with operations in Latin America, as well as its Yellow Pages business. As a result of the split-up, Telmex Internacional, S.A.B. de C.V. (Telmex Internacional) was incorporated and to which the outstanding shares of Controladora Servicios de Telecomunicaciones, S.A. de C.V. (formerly the sub-holding company of TELMEX) were transferred (see Note 2 for additional information). The split-up was effective for accounting and tax purposes as of December 26, 2007, which was the date Telmex Internacional was legally incorporated and from which time the Company ceased to have control over the subsidiary mentioned above.

On March 17, 2009, TELMEX's Audit Committee and management authorized the issuance of the accompanying consolidated financial statements and these notes at December 31, 2008 and 2007. These financial statements also must be approved by the Company's Board of Directors and shareholders at their upcoming meetings.

1. Description of the Business and Significant Accounting Policies (continued)

At December 31, 2008 and 2007, TELMEX's equity interest in its principal subsidiaries and affiliated companies is as follows:
		% equity interest at December 31
Company	Country	2008	2007
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	100%
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	100%
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	100%
Uninet, S.A. de C.V.	Mexico	100%	100%
Telmex USA, L.L.C.	U.S.A.	100%	100%

Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45%	45%
2Wire, Inc.	U.S.A.	13%	13%

II. Significant Accounting Policies and Practices

The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements, in conformity with Mexican Financial Reporting Standards, are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises significant control. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Minority interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

Equity investments in affiliated companies over which the Company exercises significant influence is valued using the equity method, which basically consists of recognizing TELMEX's proportional share in the net income or loss and the shareholders' equity of the investee (see Note 7).

1. Description of the Business and Significant Accounting Policies (continued)

The results of operations of the subsidiaries and affiliates were included in TELMEX's financial statements as of the month following their acquisition.

ii) Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency.

All the monetary assets and liabilities of the affiliates and subsidiaries are translated to Mexican pesos at the prevailing exchange rate at year-end. Shareholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in shareholders' equity in the line item "Effect of translation of foreign entities" under "Accumulated other comprehensive income items".

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards, in the local currency, and subsequently restated to constant pesos based on the inflation rate of the country in which the subsidiary operates. Under this method, all assets and liabilities were translated to Mexican pesos at the prevailing exchange rate at year-end. Shareholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Income statement amounts were translated to Mexican pesos at the prevailing exchange rate at the end of the reporting period. Exchange differences and the monetary position effect resulting from intercompany monetary items were charged or credited to the consolidated statements of income. Translation differences resulting from the conversion process were recorded in shareholders' equity in the line item "Effect of translation of foreign entities" under "Accumulated other comprehensive income items".

b) Recognition of the effects of inflation on financial information

Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, requires that once it has been confirmed that the economic environment in which the Company operates has changed from inflationary to non-inflationary as of the beginning of the period, the Company should cease to recognize the effects of inflation. The Company currently operates in a non-inflationary economic environment because the cumulative inflation rate over the past three years was 11.56%.

However, even though the economic environment in 2007 qualified as being non-inflationary Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, was still effective. Accordingly the financial statements for the year ended December 31, 2007 are presented in Mexican pesos with purchasing power at December 31, 2007, while the 2008 financial statements are expressed in nominal pesos, except for those non-monetary items that include inflation effects at December 31, 2007 and current in 2008 due to the movements during the year.

1. Description of the Business and Significant Accounting Policies (continued)

Capital stock, premium on sale of shares and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from restatement of shareholders' equity consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was Ps. 13,924,729, and of the result from holding non-monetary assets, which represents the difference between restatement by the specific indexation method and restatement based on the NCPI. At December 31, 2007, this item is included in shareholders' equity under the "Accumulated other comprehensive income items" caption. In conformity with Mexican FRS B-10, since it was not possible to identify the result from holding non-monetary assets with the items giving rise to them, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, was reclassified to retained earnings.

The net monetary position gain shown in the 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption Comprehensive result of financing.

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not considered as non-cash items not requiring the use of resources.

c) Recognition of revenues

Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered to the customer.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. which are billed monthly based on the authorized rates. International long-distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company's facilities in interconnecting international calls. These services are regulated by agreements with these operator, in which the rates to be paid are defined.

1. Description of the Business and Significant Accounting Policies (continued)

d) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

e) Cash equivalents and marketable securities

Cash equivalents are represented principally by time deposits in financial institutions with maturities of less than 90 days.

Marketable securities are represented by equity securities and corporate bonds held for trading (see Note 3). These investments are recognized at market value, and changes in their market value are recognized in earnings.

f) Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In recent years, the Company has contracted forwards to offset the short-term risk of exchange rate fluctuations. In 2008, since the market conditions were appropriate, cross-currency swaps have been used on a preferential basis, which has extended the term of the hedges. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net amount of either paying or receiving a fixed interest rate and the cash flow from receiving or paying a floating interest rate, based on a notional amount denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

The Company's policy includes: i) formal documentation of all hedging relationships between the hedging instrument and the hedged position; ii) the objectives for risk management; and iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flow of the derivatives with the cash flows of the corresponding assets and liabilities recognized in the balance sheet.

The effectiveness of the Company's derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During the year ended December 31, 2008, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

1. Description of the Business and Significant Accounting Policies (continued)

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company's policy is to verify such fair values against valuations provided by an independent valuation broker contracted by the Company. The effective portion of the cash flow hedge's gain or loss is recognized in "Accumulated other comprehensive income item" in shareholders' equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

g) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company's experience, the aging of the balances and general economic trends, as well as an evaluation of accounts receivable in litigation. The allowance for doubtful accounts basically covers the balances of accounts receivable greater than 90 days old.

h) Inventories

Inventories for sale are valued at average cost and through December 31, 2007 they were restated based on inflation. The carrying value of inventories is not in excess of their net realizable value.

Inventories for the operation of the telephone plant are valued at average cost and through December 31, 2007 were restated on the basis of specific indexes. The carrying value of inventories is similar to replacement value, which is not in excess of their market value.

i) Plant, property and equipment

Through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were restated based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors) Plant, property and equipment of domestic origin were restated based on the NCPI.

Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 5b).

1. Description of the Business and Significant Accounting Policies (continued)

When there are indicators of impairment in the value of long-lived assets, the related loss is determined based on the recovery values of the related assets, which is defined as the greater of the asset's net selling price and its value in use, which is computed based on discounted cash flows. When the net carrying amount of an asset exceeds its recovery value, the difference is recognized as an impairment loss. For the years ended December 31, 2008 and 2007, there were no indicators of impairment in the value of the Company's long-lived assets.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

j) Leases

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

k) Licenses

TELMEX records licenses at acquisition cost and, through 2007, restated them based on the inflation rate of each country. The amortization period is based on the terms of the licenses, which range from 5 to 20 years.

l) Business acquisitions and goodwill

Acquisitions of businesses and affiliated companies are recorded using the purchase method. The acquisition of minority interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the acquisition cost and the fair value of the net assets acquired at the purchase date. Goodwill is not amortized; however, it is subject to an annual impairment evaluations, or whenever there are indicators of impairment, and adjusted for any impairment loss that may be determined.

Impairment losses are recognized when the carrying amount of goodwill exceeds its recovery value. TELMEX determines the recovery value of goodwill based on its perpetuity value, which is computed by dividing the average excess in the value in use of the cash generating unit where the intangible is identified, by the average of the appropriate discount rates used in the projection of the present value of cash flows from the cash generating unit.

1. Description of the Business and Significant Accounting Policies (continued)

m) Accrued liabilities

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

n) Labor obligations

The cost of pension, benefits, seniority premium and termination payments (severance) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method (see Note 11).

Actuarial (losses) gains are being amortized over a period of 12 years, which is the estimated average remaining working lifetime of Company employees, which is 12 years.

As of January 1, 2008, the transition liability for labor obligations and prior service costs at December 31, 2007 are being amortized over a maximum period of 5 years. Prior to December 31, 2007, such amounts were being amortized over the estimated average remaining working lifetime of Company employees (12 years).

o)Employee profit sharing

Current-year and deferred employee profit sharing expense is presented as an ordinary expense in the income statement rather than as part of taxes on profits.

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognizes deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate to all temporary differences between the values of all assets and liabilities for financial and tax reporting purposes. The Company periodically evaluates the possibility of recovering deferred employee profit sharing assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized (see Note 11).

1. Description of the Business and Significant Accounting Policies (continued)

Through December 31, 2007, deferred employee profit sharing was recognized only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, only when there was no indication that the related liability or asset would not be realized in the future.

p) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are valued at the prevailing exchange rate at the latest balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated assets and liabilities are settled , as well as those arising from the conversion of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

See Note 12 for the Company's consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

q) Comprehensive income

Comprehensive income consists of current year net income, the effects of translation of the financial statements of foreign entities, the changes in minority interest, the changes in the fair value of cash flow hedges, the changes in the result from holding non-monetary assets and the effect of deferred taxes related to these items.

r) Taxes on profits

Beginning January 1, 2008, deferred taxes on profits are recognized using the asset and liability method established in Mexican FRS D-4, Taxes on Profits. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

Through December 31, 2007, the method mentioned in the preceding paragraph was applied only to the temporary differences between the values of all assets and liabilities for financial and tax reporting purposes.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

1. Description of the Business and Significant Accounting Policies (continued)

s) Statement of income presentation

Costs and expenses shown in the Company's income statement are presented on a combined basis between their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of gross profit and operating margin.

The "Operating income" caption is shown in the income statement since it is an important indicator used for evaluating the Company's operating results.

An analysis of the Other expenses, net, caption for the years ended December 31, 2008 and 2007 is as follows:
	2008	2007
Current year employee profit sharing	Ps. 2,548,762	Ps. 2,867,019
Other income	(1,869,170)	(2,822,658)
Other expenses, net	Ps. 679,592	Ps. 44,361

As a result of a ruling in favor of the Company related to the deductibility for income tax purposes of employee profit sharing paid in 2004 and 2005, the "Other income" caption shown above for 2007 includes a non-recurring gain of Ps. 1,653,123.

t) Earnings per share

Earnings per share is determined by dividing majority net income from continuing operations, majority net income from discontinued operations and total majority net income by the weighted-average number of shares outstanding during the year. In determining the weighed-average number of shares outstanding during the year, shares repurchased by the Company have been excluded.

u) Concentration of risk

The main risks associated with the Company's financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company's management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with its contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments as hedges against its debt obligations.

1. Description of the Business and Significant Accounting Policies (continued)

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, and debt and derivative financial instruments. The Company's policy is designed to not restrict its exposure to any one financial institution; therefore, the Company's financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified, because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company's results of operations could be adversely affected.

v) Segments

Segment information is presented based on information used by the Company in its decision-making processes (see Note 17).

v) Reclassifications

Certain captions shown in the 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2008 financial statements. The effects of these reclassifications were recognized retrospectively in the 2007 balance sheet, in conformity with Mexican FRS B-1, Accounting Changes and Error Corrections.

An analysis is as follows:
		As originally reported 2007	Reclassifications	As reclassified 2007
Assets
Current assets:
Accounts receivable, net	(1)	$ 20,210,704	$ (916,793)	$ 19,293,911
Derivative financial instruments	(1)		1,313,955	1,313,955
Prepaid expenses and others	(2)	2,838,094	(40,674)	2,797,420

Licenses, net	(2)	903,961	87,500	991,461
Deferred charges, net	(2)	1,323,914	(46,826)	1,277,088

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	(1)(3)	16,952,481	1,005,525	17,958,006
Taxes payable	(3)	2,008,785	(608,363)	1,400,422
Deferred credits	(4)	1,321,489	(284,683)	1,036,806

Deferred credits	(4)		284,683	284,683

  Reclassification of derivative financial instruments

  Reclassification of licenses

  Reclassification of employee benefits

  Reclassification of long-term deferred credits

1. Description of the Business and Significant Accounting Policies (continued)

x) New accounting pronouncements

I) Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or "CINIF") that became effective on January 1, 2008 and that affected TELMEX's accounting policies:

Mexican FRS B-2, Statement of Cash Flows

Mexican FRS B-2 replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements lie in the fact that the statement of cash flows shows the entity's cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity's financial structure. Also, the statement of cash flows presents first income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

As required under the transitory paragraphs of Mexican FRS B-2, the statement of cash flows is presented for the year ended December 31, 2008, which was prepared using the indirect method; and a statement of changes in financial position is presented for the year ended December 31, 2007.

Mexican FRS B-10, Effects of Inflation

Mexican FRS B-10 superseded Mexican accounting Bulletin B-10, Accounting Recognition for the Effects of Inflation on Financial Information. Mexican FRS B-10 defines the two economic environments that will be the basis on which to determine whether or not entities must recognize the effects of inflation on their financial information: i) inflationary, when cumulative inflation in the preceding three fiscal years is equal to or greater than 26%; and ii) non-inflationary, when cumulative inflation for the preceding three fiscal years is less than the aforementioned 26%. This standard requires that the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment. Mexican FRS B-10 abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories. Consequently, the result from holding non-monetary assets included in the excess (deficit) from the restatement of shareholders' equity must be identified with the assets giving rise to them. When it is not possible to identify such assets, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, is reclassified to retained earnings.

1. Description of the Business and Significant Accounting Policies (continued)

The effect of the adoption of this standard on the Company's 2008 financial statements was to cease recognizing the effects of inflation on its financial information and to reclassify the total amount of the result from holding non-monetary assets, net of deferred taxes, and the accumulated monetary position loss to retained earnings.

Mexican FRS B-15, Foreign Currency Translation

Mexican FRS B-15 replaced the previous Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, incorporating the concepts of recording currency, functional currency and reporting currency, and eliminates the concept of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15. This standard also establishes new procedures for translating financial information of a company's foreign operations from its recording currency to its functional currency, and from the functional currency to the reporting currency.

The application of FRS B-15 is prospective; therefore, the financial statements from prior years have not been restated.

Mexican FRS D-3, Employee Benefits

Mexican FRS D-3, Employee Benefits, replaced Mexican accounting Bulleting D-3, Labor Obligations. The most significant changes contained in Mexican FRS D-3 are as follows: i) shorter periods for the amortization of unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they are incurred; ii) elimination of the recognition of the additional minimum pension liability and the related recognition of an other intangible asset and comprehensive income item.

The scope of this standard includes the accounting treatment of employee profit sharing and requires the use of the asset and liability method in the computation of deferred taxes on profits to determine the deferred employee profit sharing asset or liability, as well as its effect on results of operations. This standard also establishes that the initial effect of recognizing deferred employee profit sharing is to be presented as an adjustment to retained earnings, unless it is related to other comprehensive income items not yet reclassified to income. Current-year and deferred employee profit sharing are recognized as an ordinary expense in the statement of income.

The application of this standard is prospective; therefore, the financial statements from prior years have not been restated. The effects of adopting Mexican FRS D-3 are disclosed in Note 11.

1. Description of the Business and Significant Accounting Policies (continued)

Mexican FRS D-4, Taxes on Profits

Mexican FRS D-4 replaced Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing. The most significant changes included in this new standard with respect to Mexican accounting Bulletin D-4 are as follows: i) the concept of permanent differences is eliminated, since the use of the asset and liability method established in the new standard requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary; ii) since current-year and deferred employee profit sharing is considered as an ordinary expense, it is excluded from this standard and is now addressed under Mexican FRS D-4; iii) asset tax is required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and iv) the cumulative effect of adopting the prior Mexican accounting Bulletin D-4 must be reclassified to retained earnings, unless it is identified with items recognized in shareholders' equity that are included in Accumulated other comprehensive items not yet reclassified to income.

The Company has presented the cumulative effect of the initial adoption of Mexican accounting Bulletin D-4 in retained earnings. The application of FRS D-4 is prospective and so the financial statements of prior years presented for comparative purposes have not been restated.

II) Following is a discussion of the new accounting pronouncements that became effective on January 1, 2009, and that could affect TELMEX's accounting policies:

Mexican FRS B-8, Consolidated and Combined Financial Statements

In November 2008, the CINIF issued Mexican FRS B-8, which is effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements, and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

Unlike Mexican accounting Bulletin B-8, Mexican FRS B-8 does not require intermediary holding companies to present consolidated financial statements under certain circumstances. In such cases, the investments in subsidiaries of these intermediary holding companies are accounted for using the equity method.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that could be exercised or converted, regardless of management's intention and ability to exercise them.

1. Description of the Business and Significant Accounting Policies (continued)

Also, unlike Bulletin B-8, this standard requires the financial statements of the consolidating entities to be prepared under the same Mexican FRS, eliminating the possibility to consolidate those entities that do not issue financial statements under Mexican FRS due to an obligation to present their financial statements under specific accounting standards.

This standard includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of SIC 12, Consolidation - Special Purpose Entities. Mexican FRS B-8 establishes that specific purpose entities over which the Company exercises control must be consolidated.

Mexican FRS B-8, establishes that changes in equity interest that do not cause loss of control must be recognized as transactions between shareholders; therefore, any difference between the book value of the equity investment sold or acquired and the value of the consideration paid must be recognized in shareholders' equity.

This standard also establishes that the recognition of push-down adjustments must not be recognized in the financial statements of the subsidiary and provides no transitory guidance in this regard.

Mexican FRS C-7, Equity Investments in Affiliates and Other Long-term Equity Investments

In November 2008, the CINIF issued Mexican FRS C-7, which became effective for fiscal years beginning on or after January 1, 2009. The purpose of this standard is to establish guidelines for the accounting recognition of investments in affiliated companies, as well as for the recognition of any other long-term equity investments through which the reporting entity does not have control, joint control or exercise significant influence.

Unlike Mexican accounting Bulletin B-8, this standard establishes that there is significant influence when 10% or more of the voting shares in an entity that is listed on a stock exchange, or when it holds 25% or more of the voting shares in an entity not listed on a stock exchange. Mexican FRS C-7 also provides the guidelines for determining the existence of significant influence in the case of special purpose entities (SPE).

In identifying the existence of significant influence, both Mexican FRS B-8 and this standard require consideration of any potential voting rights held by the entity that might be exercised or converted, regardless of management's actual intention and financial capacity to exercise such rights.

Investments in an affiliated company or an equity interest in an SPE over which the reporting entity exercises significant influence must be initially recognized at fair value, determined at the time of acquisition, and subsequently by applying the equity method of accounting. To apply the equity method, unlike Mexican accounting Bulletin B-8, the financial statements of the affiliated company must be prepared in conformity with Mexican Financial Reporting Standards.

1. Description of the Business and Significant Accounting Policies (continued)

This standard also establishes the guidelines for the recognition of losses incurred by affiliated companies, since Mexican accounting Bulletin B-8 did not address this issue.

This standard establishes that the investment in affiliated companies must be tested for impairment when indicators of impairment exist, and modifies Mexican accounting Bulletin C-15, Impairment in the Value of Long-lived Assets, by establishing that the impairment of investments in affiliated companies must be presented as part of the caption Equity income of unconsolidated subsidiaries and affiliates.

Mexican FRS C-8, Intangible Assets

Mexican FRS C-8 was issued by the CINIF in December 2008 to replace Mexican accounting Bulletin C-8, Intangible Assets and will become effective for fiscal years beginning on or after January 1, 2009.

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions and eliminates the presumption that the useful life of an intangible asset could not exceed twenty years. Furthermore, the standard adds the requirement of an accelerated amortization period as a condition for impairment and modifies the definition of pre-operating costs.

Lastly, Mexican FRS C-8 establishes the accounting treatment for disposals of intangible assets resulting from sale, abandonment or exchange.

2. Discontinued Operations

On December 21, 2007, the shareholders of TELMEX approved the split-up of the Company's subsidiaries with operations in Latin American, as well as its Yellow Pages business. As a result of the split-up, Telmex Internacional, S.A.B. de C.V. (Telmex Internacional) was incorporated on December 26, 2007 and to which the outstanding shares of Controladora Servicios de Telecomunicaciones, S.A. de C.V. (formerly the sub-holding company of TELMEX) were transferred. The split-up was effective for legal, accounting and tax purposes as of December 26, 2007, on which date Telmex Internacional was legally incorporated as a separate Mexican company and from which time the Company ceased to have control over the subsidiary mentioned above.

At the same shareholders' meeting held on December 21, 2007, it was determined that the entities would adjust their shareholders' equity to recognize the treasury resources including cash and cash equivalents used in the purchase of the shares of TELMEX, until the date on which the shares of Telmex Internacional would to trade separately.

2. Discontinued Operations (continued)

The terms of the split-up established that neither TELMEX nor Telmex Internacional would hold shares of the other. At the time a result of the split-up, each TELMEX shareholder became an owner of the same number and class of shares in Telmex Internacional as they held in TELMEX. Consequently, both companies are currently controlled by the same group of shareholders.

From the date on which Telmex Internacional was incorporated until the date the shares of TELMEX and Telmex Internacional began to trade separately, TELMEX continued acquiring both its own shares and shares in Telmex Internacional.

The shares acquired by TELMEX in the name of Telmex Internacional amounted to Ps.3,571,744, which in conformity with the resolutions adopted by the Board of Directors was transferred to Telmex Internacional a s part of the split-up in cash and cash equivalents. Telmex Internacional then paid TELMEX for the value of the shares that TELMEX acquired in the name of Telmex Internacional, and the related amounts and treasury shares of both companies were adjusted accordingly.

The relationship between TELMEX and Telmex Internacional is limited to: i) ordinary commercial relationships, such as those related to international traffic termination services and the preparation and distribution of telephone directories; ii) agreements relating to the execution of the split-up; and iii) certain temporary agreements that will remain in force until Telmex International has developed its own administrative structure.

In these financial statements, all income and expenses of the Telmex Internacional are presented in the statement of income under the caption Income from discontinued operations, net of income tax. The amounts included in of the 2007 financial statements prior to the split-up and their corresponding notes were restated to present only the assets and liabilities and revenues, costs and expenses of the continuing operations of TELMEX, excluding the amounts from the discontinued operations.

All the assets and liabilities of the split-up operations were transferred to Telmex Internacional at book value. The amount of shareholders' equity transferred to Telmex Internacional in the split-up represents the difference between the assets and liabilities that were transferred and was recognized as a reduction in the shareholders' equity of TELMEX at the date of the split-up.

2. Discontinued Operations (continued)

A summary of the statement of income of the split-up operations for the twelve-month period ended December 31, 2007, is as follows:

Statement of Income
Year ended December 31,
2007
Operating revenues	Ps. 68,042,515
Operating costs and expenses	57,545,898
Operating income	10,496,617

Employee profit sharing	62,279
Other expenses, net	180,413

Comprehensive financing cost, net	297,876
Equity interest in net income of affiliates	(689,075)
Income before taxes on profits	10,645,124
Provision for income tax	3,478,812
Net income	Ps. 7,166,312

Distribution of net income:
Majority interest	Ps. 6,595,675
Minority interest	570,637
Ps. 7,166,312

Majority net income per share	Ps. 0.34

3. Marketable Securities

An analysis of the Company's investments in marketable securities at December 31, 2007 is as follows:

	Cost	Market value
Shares	Ps. 621,253	Ps. 709,346
Corporate bonds	11,050	8,798
Total	Ps. 632,303	Ps. 718,144

3. Marketable Securities (continued)

At December 31, 2007, the net unrealized gain on marketable securities was Ps. 85,841.

The gain on the sale of shares in 2008 was Ps. 129,668 (Ps. 192,643 in 2007), which corresponds to the difference between the original cost of the shares and their market value at the time of the sale.

In 2006, the Company acquired 20.7 million common shares in Portugal Telecom, (Portugal Telecom) for Ps. 2,956,819 (USD 252.3 million) and sold 0.7 million shares for Ps. 99,684 (USD 8.7 million). In 2008 and 2007, the Company sold 5.0 million shares for Ps. 750,921 (USD 68.7 million) and 15.0 million shares for Ps. 2,236,333 (USD 204.8 million) respectively.

4. Accounts Receivable

An analysis of accounts receivable at December 31, 2008 and 2007 is as follows:
	2008	2007
Trade receivables	Ps. 18,335,111	Ps. 17,851,875
Related parties	975,362	750,908
Interconnection services	478,991	406,297
Other	3,403,969	2,010,800
	23,193,433	21,019,880
Less:
Allowance for doubtful accounts	2,384,670	1,725,969
Total	Ps. 20,808,763	Ps. 19,293,911

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2008 and 2007 is as follows:
	2008	2007
Beginning balance at January 1	Ps. 1,725,969	Ps. 1,808,773
Increase charged to expenses	1,551,988	1,349,248
Write-offs of accounts receivables	(893,287)	(1,373,875)
Monetary position loss		(58,177)
Ending balance at December 31	Ps. 2,384,670	Ps. 1,725,969

5. Plant, Property and Equipment

  An analysis of plant, property and equipment at December 31, 2008 and 2007 is as follows:
	2008	2007
Telephone plant and equipment	Ps. 314,077,075	Ps. 310,040,259
Land and buildings	36,987,698	36,845,783
Computer equipment and other assets	47,564,938	43,021,758
	398,629,711	389,907,800
Less:
Accumulated depreciation	286,221,263	269,684,433
Net	112,408,448	120,223,367
Construction in progress and advances to equipment suppliers	456,929	425,192
Total	Ps. 112,865,377	Ps. 120,648,559

b) Depreciation of the telephone plant is calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company's assets are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to operating costs and expenses was Ps. 17,815,050 in 2008 and Ps. 18,290,793 in 2007.

6. Licenses

An analysis of licenses and their amortization at December 31, 2008 and 2007 is as follows:
	2008	2007
Investment	Ps. 1,763,296	Ps. 1,627,992
Less:
Accumulated amortization	738,269	636,531
Net	Ps. 1,025,027	Ps. 991,461

An analysis of the changes in 2008 and 2007 is as follows:
	Balance at January 1, 2008	Investment and amortization of the year	Effect of translation	Balance at December 31, 2008
Investment	Ps.1,627,992	Ps. 135,271	Ps. 33	Ps.1,763,296
Accumulated amortization	636,531	101,703	35	738,269
Net	Ps. 991,461	Ps. 33,568	Ps.(2)	Ps. 1,025,027

6. Licenses (continued)
	Balance at January 1, 2007	Investment and amortization of the year	Effect of translation	Balance at December 31, 2007
Investment	Ps. 1,534,141	Ps. 93,766	Ps. 85	Ps. 1,627,992
Accumulated amortization	544,970	91,446	115	636,531
Net	Ps. 989,171	Ps. 2,320	Ps.(30)	Ps. 991,461

The amortization expense of other deferred charges was Ps. 48,316 and Ps. 43,046 for the years ended December 31 2008 and 2007, respectively.

7. Equity Investment

An analysis of the equity investments in affiliates and other companies at December 31, 2008 and 2007, and a brief description of each, is as follows:
	2008	2007
Permanent equity investments in:
Grupo Telvista, S.A. de C.V.	Ps. 726,342	Ps. 502,419
2Wire, Inc.	276,000	542,568
Other	491,791	483,151
	Ps. 1,494,133	Ps. 1,528,138

Investments in affiliates

Grupo Telvista

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V. which, through its subsidiaries, provides telemarketing services in Mexico and the U.S.A. For the year ended December 31, 2008, TELMEX's equity interest in the net income of Grupo Telvista gave rise to a credit to results of operations of Ps. 154,795 (Ps. 57,474 in 2007) and a credit to shareholders' equity of Ps. 69,128.

2Wire

TELMEX holds 13% of the capital stock of 2Wire, Inc. (2Wire), which is a broadband platform service provider for homes and businesses located in the U.S.A. For the year ended December 31, 2008, TELMEX's equity interest in the net loss of 2Wire gave rise to a charge to results of operations of Ps. 266,568 (Ps. 78,726 in 2007).

Equity method

For the years ended December 31, 2008 and 2007, the equity interest in other affiliates represented a credit to results of operations of Ps. 49,660 and Ps. 38,497, respectively, and a credit to shareholders' equity of Ps. 37,718 and Ps. 1,703, respectively.

8. Long-term Debt

Long-term debt consists of the following:
	Weighted-average interest rate at December 31		Maturities from	Balance at December 31
	2008	2007	2009 through	2008	2007
Debt denominated in U.S. dollars:
Bonds	5.1%	4.9%	2015	Ps. 23,670,364	Ps. 29,882,050
Banks	1.8%	5.0%	2018	61,013,202	43,331,074
Other	2.0%	2.0%	2022	271,881	248,990
Total debt denominated in foreign currency:				84,955,447	73,462,114
Debt denominated in Mexican pesos:
Bonds	8.8%	8.8%	2016	4,500,000	4,500,000
Domestic senior notes	8.8%	8.2%	2037	14,800,000	10,700,000
Banks	8.6%	7.6%	2010	2,800,000	2,800,000
Total debt denominated in Mexican pesos				22,100,000	18,000,000
Total debt				107,055,447	91,462,114
Less short-term debt and current portion of long-term debt				22,883,092	12,282,260
Long-term debt				Ps. 84,172,355	Ps. 79,179,854

The above-mentioned rates are subject to market variances and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican withholding taxes. The Company's weighted-average cost of debt at December 31, 2008 (including interest expense, interest rate swaps, commissions and withholding taxes, and excluding exchange differences) was approximately 6.2% (6.9% in 2007).

The Company's short-term debt and the current portion of long-term debt at December 31, 2008 is Ps. 22,883,092 (Ps. 12,282,260 in 2007), which primarily includes Ps. 19,983,092 in bank loans (Ps. 1,392,557 in 2007) and domestic senior notes of Ps. 2,900,000 (bonds of Ps. 10,866,200 in 2007).

Bonds:

  In November 2008, TELMEX paid down a bond of Ps. 13,151,147 (USD 1,000 million, nominal amount) that was issued in November 2003 and bore an annual interest of 4.5%, payable semi-annually. For the year ended December 31, 2008, interest expense on the bond was Ps. 442,078 (Ps. 524,959 in 2007).

  8. Long-term Debt (continued)

  On January 27, 2005, TELMEX issued bond in the amount of Ps. 16,348,066 (USD 1,300 million) divided into two tranches of Ps. 8,174,033 (USD 650 million) each. The first tranche matures in 2010 and bears an annual interest of 4.75%, and the second tranche matures in 2015 and bears an annual interest of 5.5%. Interest is payable semi-annually. On February 22, 2005, the bond offering was reopened and the first tranche was increased from Ps. 8,174,033 to Ps. 11,870,243 and the second tranche was increased to Ps. 10,022,138 (USD 950 million and USD 800 million, respectively). For the year ended December 31, 2008, interest expense on these bonds was Ps. 1,025,848 (Ps. 1,046,639 in 2007).

  On January 26, 2006, TELMEX issued bond denominated in Mexico pesos abroad in the amount of Ps. 4,500,000 (nominal amount), which matures in 2016 and bears an annual interest of 8.75%. For the year ended December 31, 2008, interest expense on these bonds was Ps. 409,655 (Ps. 414,940 in 2007).

Syndicated loan:

In 2004, the Company entered into syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to Ps. 34,531,521
(USD 3,000 million) , split into three tranches. The first tranche is for Ps. 14,963,659
(USD 1,300 million) and has a three-year maturity. The second tranche is for Ps. 11,510,507 (USD 1,000 million) and has a five-year maturity. The third tranche is for Ps. 8,057,355
(USD 700 million) with a seven-year maturity. The balance of these loans at December 31, 2008 is included under Bank loans (debt denominated in foreign currency).

On June 30, 2006, TELMEX entered into a syndicated loan agreement in the amount of Ps. 5,986,554 (USD 500 million), split into two tranches in equal amounts of Ps. 2,993,277 (USD 250 million), with maturities of four years and six years, respectively.

Most bank loans accrue interest equal to the London InterBank Offered Rate (LIBOR) plus a specified margin. For the year ended December 31, 2008, interest expense on these loans was Ps. 1,425,514 (Ps. 2,341,463 in 2007).

Domestic senior notes ("Certificados Bursátiles"):

On September 30, 2005, TELMEX obtained authorization from the National Banking and Securities Commission (NBSC) for a program to issue long-term domestic senior notes in a total amount of Ps. 10,000,000 (nominal amount). At December 31, 2006, TELMEX had issued domestic senior notes in the amount of Ps. 518,800 (Ps. 500,000 nominal amount) under this program. At December 31 2007, the full amount of the domestic senior notes authorized under the program had been issued.

8. Long-term Debt (continued)

On December 19, 2007, TELMEX obtained authorization from the NBSC for a program to issue long-term domestic senior notes in a total amount of Ps. 10,000,000 (nominal amount). In April 2008, domestic senior notes in the amount of Ps. 1,600,000 were issued.

Some domestic senior notes accrue fixed-rate interest, while others accrue interest equal to a specified margin below the Mexican interbank equilibrium interest rate ("TIIE"). For the year ended December 31, 2008, interest expense on long-term domestic senior notes was Ps. 1,004,242 (Ps. 1,011,961 in 2007).

Debt prepayments:

During the year ended December 31, 2007, TELMEX prepaid a portion of its debt with various financial institutions in the amount of Ps. 2,596,637 (approximately USD 239.1 million) for which it paid Ps. 1,861 (USD 171 thousand) as a prepayment premium that is included in financing cost.

Restrictions:

The above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2008, the Company has complied with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX's controlling company) or its current shareholders continue to hold the majority of the Company's voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2008 is as follows:
	Foreign currency (in thousands)	Exchange rate at December 31, 2008 (in units)	Equivalent in Mexican pesos
U.S. dollars	6,034,576	Ps. 13.5383	Ps. 81,697,897
Japanese yen	19,891,200	0.1501	2,985,669
Euro	14,201	19.1432	271,881
Total			Ps. 84,955,447

8. Long-term Debt (continued)

Long-term debt maturities at December 31, 2008 are as follows:

Year	Amount
2010	Ps. 20,275,977
2011	15,268,317
2012	12,504,485
2013	7,722,535
2014 and thereafter	28,401,041
Total	Ps. 84,172,355

Hedges:

At December 31, 2008 and 2007, the financial instruments held by the Company are as follows:
	2008		2007
	Notional	Fair value	Notional	Fair value
Instrument	(in millions)		(in millions)
Cross currency swaps	USD 5,451	Ps. 20,913	USD 3,420	Ps. 1,605
Forwards dollar-peso			USD 3,160	(216)
Interest-rate swaps in pesos	Ps. 23,752	(369)	Ps. 23,752	(82)
Interest-rate swaps in dollars	USD 100	(30)	USD 1,150	123
Interest-rate swaps in dollars			USD 1,050	(72)
Cross currency coupon swaps	USD 350	(95)	USD 300	(260)
Total		Ps. 20,419		Ps. 1,098

To reduce the risks related to fluctuations in exchange rates and interest rates, the Company uses derivative financial instruments as hedges associated with its debt. The derivative financial instruments principally used by the Company are as follows:

Cross currency swaps

At December 31, 2008, the Company has cross currency swaps that hedge foreign currency denominated liabilities of Ps. 73,799,967 (USD 5,451 million) (Ps. 37,162,404 or USD 3,420 million in 2007). These cross currency swaps hedge the exchange rate and interest rate risks associated with bonds that mature in 2010 and 2015 in the total amount of USD 1,750 million and bank loans that mature in 2009 and 2018 in the total amount of USD 3,701 million. These agreements allow TELMEX to fix the parity of such debt at a weighted-average exchange rate of Ps. 10.6889 per U.S. dollar, as well as establish a fixed interest rate of 7.52% for the bonds maturing in 2010 and 8.57% for the bonds maturing in 2015, and a fixed rate equal to the average 28-day Mexican Weighted Interbank Rate (TIIE), less a specified margin, for the bank loans.

8. Long-term Debt (continued)

For the year ended December 31, 2008, the Company recognized a credit of Ps. 15,989,651 (Ps. 93,087 in 2007) in financing cost for these cross currency swaps due to the changes in their fair value. Additionally, the Company recognized a net credit of Ps. 292,223 for the early termination of cross currency swaps.

Forwards dollar-peso

In 2008, the Company settled its short-term foreign currency forwards of Ps. 34,331,759
(USD 3,160 million). In response to current market conditions, the Company replaced the forwards with cross currency swaps, but maintained USD 625 million in foreign currency forwards through November 2008 to hedge the payment of the bond of USD 1,000 million at that date. Consequently, at December 31, 2008, the Company had no forward contracts outstanding. At December 31, 2007, the Company had forward contracts outstanding of Ps. 34,331,759 (USD 3,160 million). For the year ended December 31, 2008, the Company recognized a net charge of Ps. 1,690,380 (Ps. 578,926 in 2007) in as part of financing cost due to changes in the fair value of these forwards.

Interest rate swaps

At December 31, 2008 and 2007, the Company had interest rate swaps for an aggregate notional amount of Ps. 23,752,125 to hedge the floating rate risk of its debt in Mexican pesos, fixing such rate at an average of 8.19%. Additionally, at December 31, 2008, the Company had interest rate swaps in U.S. dollars for an aggregate notional amount of Ps. 1,353,830 (USD 100 million), paying a fixed rate of 4.47% and receiving the three-month LIBOR rate, to cover U.S. dollar denominated debt with a floating interest rate that matures in October 2009. These interest rate swaps expire in August 2009 and changes in their fair value is recognized in financing cost.

At December 31, 2007, the Company had interest rate swaps in U.S. dollars for an aggregate notional amount of Ps. 12,496,130 (USD 1,150 million), paying a fixed rate and receiving the six-month LIBOR rate, as well as for an aggregate notional amount of Ps. 11,409,510 (USD 1,050 million), paying the six-month LIBOR rate and receiving a fixed rate. For both swaps, USD 1,050 million expired in 2008.

During 2008, the Company entered into currency coupon swaps that cover interest payments of Ps. 4,738,405 (USD 350 million) (Ps. 3,259,860, or USD 300 million, for 2007).

For the year ended December 31, 2008, the Company recognized a net expense for these swaps in financing cost of Ps. 2,282,554 (Ps. 673,874 in 2007). Additionally, for the year ended December 31, 2007, the Company recognized an expense of Ps. 267,047 due to the replacement of interest rate swap contracts denominated in Mexican pesos.

8. Long-term Debt (continued)

The Company's derivative financial instruments are acquired over-the counter markets, mostly from the same financial institutions with which it has contracted its debt.

Several of the Company's agreements under which it has negotiated its derivative financial instruments require margin calls when the fair value of the derivatives exceeds the Company's existing credit lines of USD 290 million. At December 31, 2008, 63% of the Company's outstanding derivatives correspond to these types of agreements; however, no margin calls have been required at such date.

9. Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:
	December 31
	2008	2007
Suppliers	Ps. 4,471,128	Ps. 5,549,068
Employee benefits	3,012,967	3,252,390
Related parties	1,993,079	2,822,351
Reserve for other contractual employee benefits	1,310,570	1,151,700
Vacation accrual	1,287,747	1,256,783
Interest payable	1,187,525	1,142,003
Sundry creditors	277,838	336,922
Derivative financial instruments (Note 8)		215,876
Other	2,377,252	2,230,913
	Ps. 15,918,106	Ps. 17,958,006

The activity in the principal reserves for the years ended December 31, 2008 and 2007 is as follows:

Reserve for other contractual employee benefits
	2008	2007
Beginning balance at January 1	Ps. 1,151,700	Ps. 1,131,334
Increase charged to expenses	3,588,400	3,434,180
Applications to the reserve	(3,429,530)	(3,371,492)
Monetary position gain		(42,322)
Ending balance at December 31	Ps. 1,310,570	Ps. 1,151,700

9. Accounts Payable and Accrued Liabilities (continued)

Vacation accrual

	2008	2007
Beginning balance at January 1	Ps. 1,256,783	Ps. 1,234,716
Increase charged to expenses	1,656,930	2,690,063
Application to the accrual	(1,625,966)	(2,621,810)
Monetary position gain		(46,186)
Ending balance at December 31	Ps. 1,287,747	Ps. 1,256,783

10. Deferred Credits

Deferred credits consist of the following at December 31, 2008 and 2007:
	2008	2007
Short-term:
Advance billings	Ps. 1,044,877	Ps. 1,010,148
Trade customer prepayments	735,238	26,658
	1,780,115	1,036,806
Long-term:
Services billed in advance	411,106	284,683
Total	Ps. 2,191,221	Ps. 1,321,489

11. Labor Obligations

a) Pensions and seniority premiums

Substantially all of the Company's employees are covered under defined benefits pension plans and seniority premiums. Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund, which are deductible for Mexican corporate income tax and employee profit sharing purposes. The most important information related to labor obligations is as follows:

11. Labor Obligations (continued)

Analysis of net period cost
	2008	2007
Labor cost	Ps. 4,333,194	Ps. 3,672,437
Finance cost on projected benefit obligation	14,344,072	9,013,577
Projected return on plan assets	(15,571,525)	(9,585,397)
Amortization of past services	1,344,971	1,339,448
Amortization of variances in assumptions (1)	201,412	55,701
Net period cost	Ps. 4,652,124	Ps. 4,495,766

(1) Includes Ps. 99,125 in 2008 for the amortization of the initial balance of the actuarial loss, which is presented in the statement of income under the caption Other expenses, net, in conformity with Mexican FRS D-3.

Analysis of the defined benefit obligation
	2008	2007
Present value of labor obligations:
Vested benefit obligation	Ps. 93,175,620	Ps. 75,647,910
Non-vested benefit obligation and effect of salary projection	83,007,215	83,836,131
Defined benefit obligation at end of year	Ps. 176,182,835	Ps. 159,484,041

Analysis of changes in the defined benefit obligation
	2008	2007
Defined benefit obligation at beginning of year	Ps. 159,484,041	Ps. 135,374,665
Labor cost	4,333,194	3,672,437
Finance cost on defined benefit obligation	14,344,072	9,013,577
Actuarial loss	6,662,976	18,706,480
Benefits paid to employees	(194,437)	(159,139)
Payments from trust fund	(8,447,011)	(7,123,979)
Defined benefit obligation at end of year	Ps. 176,182,835	Ps. 159,484,041

Analysis of changes in plan assets
	2008	2007
Established fund at beginning of year	Ps. 156,979,097	Ps. 143,585,989
Projected return on plan assets	15,571,525	9,585,397
Actuarial (loss) gain	(22,949,640)	10,866,755
Contributions to trust fund	4,321,922	64,935
Payments from trust fund	(8,447,011)	(7,123,979)
Established fund at end of year	Ps. 145,475,893	Ps. 156,979,097

11. Labor Obligations (continued)

Analysis of the net projected asset
	2008	2007
Insufficiency of plan assets for defined benefit obligation	Ps.(30,706,942)	Ps.(2,504,944)
Unamortized actuarial loss	45,870,415	16,459,211
Transition liability	156,395	1,466,562
Past service cost and changes to plan	165,534	200,338
Net projected asset	Ps. 15,485,402	Ps. 15,621,167

In 2008, the actuarial loss of Ps. 29,612,616 resulted from (i) the effect of an unfavorable actuarial variance of Ps. 22,949,640 due to the behavior of the plan assets resulting from a decrease in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of Ps. 6,662,976, attributable principally to the number of employees who retired was greater than the number estimated at the beginning of the year, the Company updating its mortality table, and the mortality rate of retired employees was less than the rate estimated at the beginning of the year.

In 2007, the net actuarial loss of Ps. 7,839,725 resulted from (i) the effect of a favorable actuarial difference of Ps. 10,866,755 due to the behavior of the plan assets invested in shares of companies listed on the Mexican Stock Exchange, and (ii) an actuarial loss of Ps. 18,706,480 attributable principally to changes made to the discount rates of the obligations based on long-term and low-risk financial instruments, changes in the experience with retired personnel, and differences between the inflation rate and the increase in salaries.

At December 31, 2008 and 2007, the rates used in the actuarial study are as follows:
	2008 Nominal rates	2007 Actual rates

	%	%
Discount of labor obligations:
Long-term average	9.2	5.51
Increase in salaries:
Long-term average	4.5	0.97

Based on the provisions of Mexican FRS D-3, as of January 1, 2008, the actual financial valuation rates were replaced with nominal rates. This change has no effect on the calculation of labor obligations, since these rates are consistent with the rates used in the actuarial valuation at December 31, 2007 (i.e., the long-term inflation rate, discount rate and salary increase rate are the same as those selected for 2007).

11. Labor Obligations (continued)

At December 31, 2008, 45.9% (53.8% in 2007) of plan assets were invested in fixed-yield securities and the remaining 54.1% (46.2% in 2007) in variable-yield securities.

b) Dismissals

The most important information related to the liability for dismissals at December 31 is as follows:

Analysis of net period cost
	2008	2007
Labor cost	Ps. 15,188	Ps. 13,371
Finance cost on projected benefit obligation	14,599	9,623
Amortization of variances in assumptions (1)	(87,699)	(31,680)
Net period gain	Ps.(57,912)	Ps.(8,686)

(1) Includes Ps. 36,206 in 2008 for the amortization of the initial balance of the actuarial gain, which is presented in the statement of income under the caption Other expenses, net, in conformity with Mexican FRS D-3.

The activity in the termination pay liability is as follows
	2008	2007
Balance at beginning of year	Ps. 208,406	Ps. 240,274
Net period gain	(57,912)	(8,686)
Payments	(2,860)	(23,182)
Balance at end of year	Ps. 147,634	Ps. 208,406

Analysis of labor obligations for dismissals

	2008	2007
Unfunded projected benefit obligation	Ps. 147,634	Ps. 172,200
Unamortized actuarial gain		36,206
Net projected liability	Ps. 147,634	Ps. 208,406

c) Employee profit sharing

TELMEX is obligated to pay profit sharing to its employees in Mexico, in addition to their contractual compensation and benefits. For the years ended December 31, 2008 and 2007, employee profit sharing was based on 10% of the Company's taxable income, excluding certain inflation effects and the restatement of depreciation expense.

11. Labor Obligations (continued)

The cumulative effect of deferred employee profit sharing at the beginning of 2008 resulting from the adoption of Mexican FRS D-3 was Ps. 5,820,412 and was charged to shareholders' equity. The deferred employee profit sharing gave rise to a credit to shareholders' equity for deferred income tax of Ps. 1,630,277. Accordingly, the net effect of the adoption of Mexican FRS D-3 was a charge to shareholders' equity of Ps. 4,190,135. The 2007 financial statements remained unchanged by the new standard. For the year ended December 31, 2008, the deferred employee profit sharing provision represented a credit to results of operations of Ps. 1,400,171, which was recognized in the statements of income under the caption Other expenses, net.

At December 31, 2008, the Company recognized deferred employee profit sharing on the following temporary items:
2008
Deferred employee profit sharing assets:
Allowance for bad debts and slow-moving inventories	Ps. 210,874
Advance billings	184,219
Accrued liabilities	372,944
Exchange loss on debt	409,247
1,177,284
Deferred employee profit sharing liabilities:
Fixed assets	(3,842,874)
Inventories	(9,139)
Licenses	(49,900)
Labor obligations	(1,538,794)
Prepaid expenses	(167,311)
Derivative financial instruments	(419,172)
(6,027,190)
Deferred employee profit sharing liability, net	Ps.(4,849,906)

12. Foreign Currency Position and Transactions

a) At December 31, 2008 and 2007, the Company had the following foreign-currency denominated assets and liabilities:
	Foreign currency in millions
	2008	Exchange rate at December 31, 2008	2007	Exchange rate at December 31, 2007
Assets:
U.S. dollars	183	Ps. 13.54	202	Ps. 10.87
Liabilities:
U.S. dollars	6,235	13.54	7,028	10.87
Japanese yen	19,891	0.15
Euro	14	19.14	16	15.88

12. Foreign Currency Position and Transactions (continued)

At March 17, 2009, the exchange rates are as follows:

Foreign currency	Exchange rate
U.S. dollars	Ps. 14.91
Japanese yen	0.15
Euro	19.10

b) For the years ended December 31, 2008 and 2007, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.
	Millions of dollars
	2008	2007
Revenues	USD 514	USD 492
Operating costs and expenses	329	335
Interest income	4	4
Interest expense	297	393

13. Commitments and Contingencies

Commitments

At December 31, 2008, TELMEX has non-cancelable commitments for the purchase of equipment of Ps. 4,520,320 (Ps. 5,170,915 in 2007), which include Ps. 798,792
(Ps. 1,561,647 in 2007) for non-cancelable commitments with related parties. Payments made under the related purchase agreements aggregated to Ps. 3,173,710 in 2008
(Ps. 4,169,109 in 2007).

Contingencies

a) In December 1995, a company that provides cellular telephone services filed a formal complaint against Teléfonos de México, S.A.B. de C.V. with the Federal Commission of Economic Competition ("COFECO") for alleged monopolistic practices and unjust concentration.

In July 2001, COFECO ruled that TELMEX is responsible for monopolistic practices and unjust concentration. TELMEX filed a motion to reconsider against the ruling, but COFECO ruled that the motion was unfounded and the original ruling was therefore upheld.

The Company filed an action for annulment against COFECO's ruling with the Federal Tax and Administrative Court, but the filing was declared to be unfounded. Accordingly, TELMEX filed for a petition for protection (amparo) against the ruling, which was resolved favorably for TELMEX. In compliance with the ruling, the court declared the resolution issued by COFECO to be null and void. As a result, COFECO filed an appeal, which the Company's external lawyers believe will be ruled inadmissible.

13. Commitments and Contingencies (continued)

b) In November 2005, COFETEL issued the guidelines that TELMEX must abide by for making changes to local service areas. In March 2007, COFETEL ordered the consolidation of a package of 70 local service areas and, in September 2008, another package of 125 local service areas, each with its own schedule. Teléfonos de México, S.A.B. de C.V. has challenged COFETEL's orders through the corresponding legal procedures, which is currently still pending.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's arguments are well-founded, there is no guarantee that TELMEX will actually obtain favorable results.

c) Between November 2007 and February 2008, COFECO initiated seven inquests to evaluate if there are any operators that have substantial control in certain markets. The preliminary findings of four of these inquests have been issued, in which COFECO has determined that Teléfonos de México, S.A.B. de C.V. has substantial control in the following areas: (i) termination of public switched traffic; (ii) origination of public switched traffic; (iii) local transit services; and (iv) leasing of lines or circuits. TELMEX has expressed its disagreement with the proceedings, objected to the findings and has submitted evidence against the allegations. These proceedings are in the stage of hearing the evidence and allegations. The final report for each one of the proceedings is currently pending.

In the three remaining proceedings, COFECO is investigating to determine if TELMEX engaged in monopolistic practices in the following areas: (i) the broad-band internet market for domestic residential customers; (ii) the fixed-network interconnection services markets; and (iii) the inter-urban transport for switched long-distance traffic services market. These proceedings are currently in the stage of requesting information.

In the first four cases of the investigations mentioned above, COFECO could rule that Teléfonos de México, S.A.B. de C.V. could be deemed an economic agent that exercises substantial control over these relevant markets and then issue a statement of dominance. Consequently, through an additional proceeding with COFETEL, Teléfonos de México, S.A.B. de C.V. could be subject to specific obligations imposed by COFECO regarding rates, the quality of services and other information. In the last three cases, COFECO could determine that Teléfonos de México, S.A.B. de C.V. engages in monopolistic practices and eventually impose fines against the Company.

13. Commitments and Contingencies (continued)

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be founded, the Company's external lawyers handling the above-mentioned cases consider that there is no certainty that the Company will obtain favorable results.

d) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the period from 1997 to 2001. As a result of the audit, IMSS determined that Teléfonos de México, S.A.B. de C.V. owed approximately Ps. 330,000 (historical amount) as of July 2, 2003 in past due obligations, fines, surcharges, restatement for inflation and interest. Teléfonos de México, S.A.B. de C.V. filed an appeal to nullify these findings and related assessment with the Federal Court of Justice for Tax and Administrative Matters. In accordance with Mexican law, by means of a trust fund established with a banking institution, the Company guaranteed payment of the tax assessment in the amount of Ps. 512,546 through July 19, 2009.

The Company's external lawyers who are handling this matter are of the opinion that although the reasons for the Company's appeal are well-founded, there is no guarantee that the final resolution will be favorable.

e) In accordance with Mexican law, Teléfonos de México, S.A.B. de C.V. shall be severally liable for all of the obligations transferred to Telmex Internacional, S.A.B. de C.V. as a result of the split-up, for a three-year period, with respect to the terms of the split-up agreement approved by the shareholders of Teléfonos de México, S.A.B. de C.V. on December 21, 2007. This responsibility, however, does not apply to obligations with those creditors who have given their express consent relieving Teléfonos de México, S.A.B. de C.V. from these liabilities and approving the split-up.

Subsequent event

f) On February 10, 2009, COFETEL published the Fundamental Technical Interconnection and Interoperability Plan in the Official Gazette. Such plan could have a negative impact on Teléfonos de México, S.A.B. de C.V. and on the telecommunications sector in general, since it establishes certain obligations that are not part of interconnection services. Teléfonos de México, S.A.B. de C.V. is evaluating what effect such plan could have on its operations to determine the best legal means for challenging the plan.

14. Related Parties

a) An analysis of balances due from/to related parties at December 31, 2008 and 2007 is provided below. All the companies are considered affiliates since TELMEX's primary shareholders are also either direct or indirect shareholders of the related parties:
	December 31
	2008	2007
Due from:
Sercotel, S.A. de C.V.	Ps. 262,732	Ps. 212,647
AT&T Inc.	218,718	143,744
Alestra, S. de R.L. de C.V.	114,625	88,496
Banco Inbursa, S.A.	89,267	143,343
Sanborn Hermanos, S.A.	62,837	27,822
Controladora de Servicios de Telecomunicaciones, S. A. de C.V.	29,628
Anuncios en Directorios, S.A. de C.V.	28,477	34,165
Sears Roebuck de México, S.A. de C.V.	27,893	4,579
Sección Amarilla USA, L.L.C.	20,768
Other	120,417	96,112
	Ps. 975,362	Ps. 750,908

Due to:
Radiomóvil Dipsa, S.A. de C.V.	Ps. 1,000,739	Ps. 1,234,776
Carso Infraestructura y Construcción, S.A.B. de C.V.	208,559	451,030
2Wire, Inc.	190,266	337,379
Inversora Bursátil, S.A.	121,383	88,612
Microm, S.A. de C.V.	119,631	76,509
PC Industrial, S. A. de C.V.	69,950	55,649
Sigmatao Factory, S.A. de C.V.	27,002	82,661
Sinergía Soluciones Integrales de Energía, S.A. de C.V.	17,283	57,398
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.		119,823
Other	238,266	318,514
	Ps. 1,993,079	Ps. 2,822,351

14. Related Parties (continued)

b) For the years ended December 31, 2008 and 2007, the Company had the following transactions with related parties:
	2008	2007

Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets (1)	Ps. 3,958,756	Ps. 3,928,422
Insurance premiums, fees for administrative and operating services, security trading and others (2)	3,389,572	5,106,398
Interconnection services under the "Calling Party Pays" program and other telecommunication services (3)	9,959,288	12,976,239
Cost of termination of international calls (6)	685,100	612,594

Revenues:
Sale of materials and other services (4)	2,091,927	1,540,633
Sale of long-distance and other telecommunications services (5)	6,211,439	5,844,988
Revenues from termination of international calls (6)	2,428,631	1,920,392

(1) Includes Ps. 2,190,819 in 2008 (Ps. 2,824,739 in 2007) for network construction services and purchase of construction materials from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group). Also includes Ps. 1,652,662 in 2008 (Ps. 1,047,685 in 2007) for the purchase of equipment for broadband platform services from 2Wire.

(2) Includes Ps. 563,331 in 2008 (Ps. 1,216,067 in 2007) for network maintenance services from subsidiaries of Carso Group; Ps. 632,970 in 2008 (Ps. 847,605 in 2007) for software services received from subsidiaries of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.; Ps. 805,703 in 2008 (Ps. 1,450,330 in 2007) for the production and distribution of white pages telephone directories and advertising in the yellow pages with subsidiaries of Telmex Internacional; Ps. 392,170 in 2008 (Ps. 431,074 in 2007) for insurance premiums with Seguros Inbursa, S.A., which, in turn, places most of this amount in reinsurance with third parties; Ps. 222,963 in 2008 (Ps. 188,425 in 2007) for telemarketing services with Grupo Telvista; Ps. 71,668 in 2008 (Ps. 93,162 in 2007) for security trading fees with Inversora Bursátil, S.A.; and Ps. 243,999 in 2008 (Ps. 571,544 in 2007) for fees paid for administrative and operating services to AT&T and Carso Global Telecom. AT&T Inc. is a minority shareholder of the Company.

(3) Includes Ps. 9,959,018 in 2008 (Ps. 12,810,940 in 2007) for interconnection expenses under the "Calling Party Pays" program for outgoing calls from fixed line telephones to cellular telephones paid to subsidiaries of América Móvil, S.A.B. de C.V. (América Móvil).

14. Related Parties (continued)

(4) Includes Ps. 84,654 in 2008 (Ps. 253,095 in 2007) for the sale of materials and other services rendered to subsidiaries of Carso Group; Ps. 206,634 in 2008 (Ps. 335,480 in 2007) for billing and collection services rendered to subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V.; Ps. 753,600 in 2008 for the use and updating of the telephone directory customer database, as well as Ps. 411,956 in 2008 (Ps. 363,529 in 2007) for billing, collection, and administrative services rendered to subsidiaries of Telmex Internacional; and Ps. 451,686 (Ps. 439,660 in 2007) for property leases and other services rendered to subsidiaries of América Móvil.

(5) Includes Ps. 5,072,839 in 2008 (Ps. 4,662,247 in 2007) for revenues invoiced to a subsidiary of América Móvil for the rental of private circuits and long-distance services.

(6) Includes costs and revenues with companies of AT&T Inc. and with subsidiaries of América Móvil and Telmex Internacional.

c) An analysis of employee benefits granted to the Company's key management or directors is as follows:
	2008	2007
Short- and long-term direct benefits	Ps. 41,636	Ps. 46,375
Post-retirement benefits	3,060	2,536
Total	Ps. 44,696	Ps. 48,911

15. Stockholders' Equity

a) As described in Note 2, at an extraordinary shareholders' meeting held on December 21, 2007, the shareholders of TELMEX approved the split-up of the subsidiaries with operations in Latin America, as well as the Company's Yellow Pages business. After the split-up took effect and TELMEX made the contribution to Telmex Internacional, the capital stock of TELMEX was represented by the same number of shares of the three series, with no change in the number of shares that represent its capital.

b) At December 31, 2008, capital stock is represented by 18,555 million common shares issued and outstanding with no par value, representing the Company's fixed capital
(Ps. 19,360 million in 2007). An analysis is as follows:
	2008	2007
8,115 million Series "AA" shares	Ps. 5,569,721	Ps. 5,569,721
407 million Series "A" shares (430 in 2007)	327,734	345,936
10,033 million Series "L" shares with limited voting rights (10,815 in 2007)	3,241,177	3,486,904
Total	Ps. 9,138,632	Ps. 9,402,561

At December 31, 2008 and 2007, the historical value of the Company's capital stock was Ps. 80,113 and Ps. 83,590, respectively.

15. Shareholders' Equity (continued)

An analysis of the changes in 2008 and 2007 is as follows:
	Capital stock (1)
	Series "AA"		Series "A"		Series "L"
	Number	Amount	Number	Amount	Number	Amount
Balance at January 1, 2007	8,115	Ps. 16,125,189	446	Ps. 1,038,553	11,642	Ps. 10,847,592
Cash purchase of Company's own shares			(3)	(6,423)	(840)	(773,787)
Conversion of shares			(13)	(30,395)	13	30,395
Reduction due to the split-up of Telmex Internacional		(10,555,468)		(655,799)		(6,617,296)
Balance at December 31, 2007	8,115	5,569,721	430	345,936	10,815	3,486,904
Cash purchase of Company's own shares			(9)	(6,934)	(796)	(256,995)
Conversion of shares			(14)	(11,268)	14	11,268
Balance at December 31, 2008	8,115	Ps. 5,569,721	407	Ps. 327,734	10,033	Ps. 3,241,177

(1) No. of shares in millions

The Company's capital stock must be represented by (i) no less than 20% of Series "AA" common shares, which may be subscribed and acquired only by Mexican investors, and at all times must represent at least 51% of the common shares of total capital stock; (ii) Series "A" common shares, which may be freely subscribed, that must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock; (iii) both Series "AA" and "A" shares combined may not represent more than 51% of capital stock; and (iv) Series "L" shares, which have limited voting rights and may be freely subscribed, in a percentage when combined with the Series "A" shares may not exceed 80% of capital stock.

Voting rights

Each ordinary share of the Series "AA" and "A" entitles the holder to one vote at the general shareholders' meetings. Each Series "L" share entitles the holder to one vote at all shareholders' meetings in which holders of Series "L" share are authorized to vote. In accordance with the Eighth Clause of the Company's bylaws, holders of Series "L" shares only have the right to vote to designate two directors to the Board of Directors and their corresponding alternate directors, and on the following matters:

  The transformation of the Company from one type of entity to another;

  Any merger with another entity, either as the merged entity or the surviving entity, when the merged entity has a corporate purpose different from that of the Company o are related to those of the surviving entity; and

  Cancellation of the registration of the Company's shares in the securities or special sections of the National Securities Registry and in any other foreign stock exchanges in which they are registered.

15. Shareholders' Equity (continued)

In order for the resolutions adopted in extraordinary shareholders" meetings related to any of the matters on which the Series "L" shares are entitled to vote to be validated, the approval by a majority vote of the Series "AA" and Series "A" shareholders will be required.

Under Mexican law, the shareholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the shareholders of that particular series and the Company's shareholders (including the Series "L" shareholders), which individually or collectively represent 20% or more of all capital stock could judicially oppose any shareholders' resolution with respect to those resolutions for which such shareholders have the right to vote. The determination of whether a matter requires the vote by the holders of Series "L" under such basis would initially be made by the board of directors or by any other party that calls a shareholders' meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

c) In 1994, the Company initiated a program to purchase its own shares. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

At a regular shareholders' meeting held on April 27, 2007, the shareholders approved an increase of Ps. 15,000,000 (nominal value) to the total authorized nominal amount for the repurchase of the Company's own shares, bringing the total maximum amount to be used for this purpose to Ps. 23,046,597 (nominal value).

In 2008, the Company acquired 796.7 million Series "L" shares for Ps. 12,764,130 and 8.6 million Series "A" shares for Ps. 107,712.

In 2007, the Company acquired 839.9 million Series "L" shares for Ps. 15,729,975 (historical cost of Ps. 15,423,889) and 2.8 million Series "A" shares for Ps. 52,864 (historical cost of Ps. 51,902).

At December 31, 2008 and 2007, the Company had 13,677 (13,637 Series "L" and 40 Series "A") and 12,872 (12,840 Series "L" and 32 Series "A") million treasury shares, respectively.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

15. Shareholders' Equity (continued)

e) At December 31, 2008, Accumulated other comprehensive income items include Ps. 2,615,521 for the effect of the market valuation of swaps designated as cash flow hedges, net of deferred taxes, and Ps. 201,104 for the effect of translation of foreign entities. At December 31, 2007, Accumulated other comprehensive income items include (Ps. 79,419,845) for the deficit from the restatement of shareholders' equity, Ps. 535,119 for the effect of the market valuation of swaps designated as cash flow hedges, net of deferred taxes, and Ps. 61,875 for the effect of translation of foreign entities.

f) Subsequent event

At a regular shareholders' meeting held on March 3, 2009, the shareholders approved an increase of Ps. 10,000,000 in the total authorized nominal amount for the repurchase of the Company's own shares, bringing the total maximum amount to be used for this purpose to Ps. 10,340,868.

16. Income Tax, Asset Tax and Flat-Rate Business Tax

a) Beginning January 1, 2007, asset tax was payable at 1.25% of the average value of most assets. Through December 31, 2006, asset tax was payable at 1.8% of the average value of most assets net of certain liabilities. Asset tax for the year ended December 31, 2007 was Ps. 1,838,181. Such amount was remitted through the crediting of income tax paid in such year. As of January 1, 2008, the Asset Tax Law was abolished.

b) On October 1, 2007, the Flat-Rate Business Tax (FRBT) Law was published and became effective as of January 1, 2008.

Current-year FRBT is computed by applying the 17.5% rate (16.5% for 2008 and 17% for 2009) to an income base determined on the basis of cash flows, net of authorized credits.

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

FRBT credits result mainly from the negative FRBT base to be amortized, salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

For the year ended December 31, 2008, the Company had no FRBT payable and, based on its tax projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

16. Income Tax, Asset Tax and Flat-Rate Business Tax (continued)

c) An analysis of the income tax provision is as follows:
	2008	2007
Current year income tax	Ps. 10,606,003	Ps. 10,411,963
Deferred tax (net of related monetary position gain of Ps. 744,406 in 2007)	(1,014,344)	1,206,747
Total	Ps. 9,591,659	Ps. 11,618,710

A reconciliation of the statutory income tax rate to the effective rate recognized for financial reporting purposes is as follows:
	2008%	2007%
Statutory income tax rate	28.0	28.0
Depreciation	(3.9)
Social security benefits	1.1	1.1
Employee profit sharing		0.1
Monetary gain	6.0	0.3
Other	1.0	(0.8)
Effective income tax rate	32.2	28.7

At December 31, 2008 and 2007, the temporary items that gave rise to deferred income taxes are as follows:
	2008	2007
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	Ps. 599,582	Ps. 495,246
Tax loss carryforwards	75,394	6,851
Advance billings	529,417	416,980
Accrued liabilities	1,084,274	963,942
Employee profit sharing	2,071,573	786,677
	4,360,240	2,669,696
Deferred tax liabilities:
Fixed assets	(15,386,755)	(15,777,011)
Inventories	(25,589)	(97,529)
Licenses	(132,936)	(113,219)
Labor obligations	(4,304,012)	(4,325,241)
Prepaid expenses	(189,628)	(302,572)
Derivative financial instruments	(1,129,711)	(371,166)
	(21,168,631)	(20,986,738)
Deferred tax liability, net	Ps.(16,808,391)	Ps.(18,317,042)

16. Income Tax, Asset Tax and Flat-Rate Business Tax (continued)

d) At December 31, 2008, the balance of the Restated contributed capital account (CUCA) and the Net taxed profits account (CUFIN) was Ps. 11,068,732 and Ps. 17,561,194, respectively. These amounts correspond to Teléfonos de México, S.A.B. de C.V. on an individual basis.

17. Segments

Subsequent to the split-up described in Note 2, TELMEX primarily operates in two segments: local and long-distance telephone service. The local telephone service segment corresponds principally to local fixed-line wired service. The long-distance service segment includes domestic and international service. Others segments include long-distance calls made from public and rural telephones, corporate networks, internet and other services. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:
	(Amounts in millions of Mexican pesos)
	Local service	Long-distance	Other segments	Adjustments	Consolidated total
December 31, 2008
Revenues:
External revenues	Ps. 70,801	Ps. 27,454	Ps. 25,850		Ps. 124,105
Intersegment revenues	10,600		993	Ps.(11,593)
Depreciation and amortization	11,260	2,211	4,494		17,965
Operating income	19,552	6,169	14,022		39,743
Segment assets	284,502	53,932	63,321		401,755

December 31, 2007
Revenues:
External revenues	Ps. 76,151	Ps. 31,032	Ps. 23,585		Ps. 130,768
Intersegment revenues	10,438		1,096	Ps.(11,534)
Depreciation and amortization	11,901	2,331	4,193		18,425
Operating income	23,233	8,695	11,956		43,884
Segment assets	283,463	53,766	54,852		392,081

Inter-segmental transactions are reported based on terms offered to third parties. Employee profit sharing, other expenses, financing cost, equity interest in net income of affiliates, and the income tax provision are not allocated to each segment, as they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

 ---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Audited information

Consolidated

Final printing

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COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	117,534,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	668,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	15,377,595,000	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A. de C.V.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	120,296,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Audited information

Consolidated

Final printing

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COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	726,342
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	104,189
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	276,000
TM and MS, LLC	Internet portal (Prodigy MSN)	1	50.00	29,621	156,541
Eidon Software, S.A. de C.V.	Software development	39,096,742	25.00	39,097	106,395

TOTAL INVESTMENT IN ASSOCIATES				1,307,276	1,369,467
OTHER PERMANENT INVESTMENTS					124,666
T O T A L				1,307,276	1,494,133

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Audited information

Consolidated

Final printing

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Credit Type / Institution	Foreign Institution	Signature Date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	11/05/01	22/04/09	2.30	0	0	0	0	0	0	0	7,089	0	0	0	0
EXPORT DEVELOPMENT C. (1)	Y	16/03/06	22/01/14	2.09	0	0	0	0	0	0	0	140,454	154,708	154,708	112,740	126,992
JAPAN BANK INT. COOP. (1)	Y	27/03/03	10/10/09	2.63	0	0	0	0	0	0	0	1,160,449	0	0	0	0
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/07	10/03/18	2.10	0	0	0	0	0	0	0	857,435	857,435	857,435	857,435	3,813,237
NATIXIS (3)	Y	28/02/86	31/03/22	2.00	0	0	0	0	0	0	0	28,339	28,338	28,339	28,338	158,527
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (4)	N/A	21/02/07	22/02/10	8.60	0	0	1,500,000	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/08	13/06/14	1.78	0	0	0	0	0	0	0	0	0	0	0	676,915
BBV ARGENTARIA (6)	Y	12/02/08	18/02/14	1.16	0	0	0	0	0	0	0	0	0	0	0	2,985,669
BBVA BANCOMER (4)	N/A	26/02/07	26/02/10	8.64	0	0	1,300,000	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/06	30/06/10	1.63	0	0	0	0	0	0	0	0	3,384,575	0	0	0
BBVA BANCOMER (2)	Y	30/06/06	30/06/12	1.68	0	0	0	0	0	0	0	0	0	0	3,384,575	0
CITIBANK, N.A. (2)	Y	11/08/06	20/10/09	1.63	0	0	0	0	0	0	0	17,599,790	0	0	0	0
CITIBANK, N.A. (2)	Y	11/08/06	20/10/11	1.68	0	0	0	0	0	0	0	0	0	13,538,300	0	0
CITIBANK, N.A. (2)	Y	11/08/06	11/08/13	1.75	0	0	0	0	0	0	0	0	0	0	3,158,937	6,317,873
CISCO SYSTEMS (3)	Y	25/04/07	19/11/13	4.50	0	0	0	0	0	0	0	189,536	189,536	189,536	162,460	135,383

OTHER
TOTAL BANKS					0	0	2,800,000	0	0	0	0	19,983,092	4,614,592	14,768,318	7,704,485	14,214,596

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 2/3-4(3)	N/A	31/05/02	31/05/12	10.14	0	400,000	0	0	300,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/06	15/09/11	8.72	0	0	0	500,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/07	16/03/37	8.36	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07/2 (4)	N/A	23/04/07	16/04/12	8.59	0	0	0	0	4,500,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/08	05/04/18	8.27	0	0	0	0	0	1,600,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 0108 (3)	N/A	10/12/08	04/02/09	9.98	0	2,500,000	0	0	0	0	0	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/05	27/01/15	5.50	0	0	0	0	0	0	0	0	0	0	0	10,808,979
4 3/4 SENIOR NOTES (3)	Y	27/01/05	27/01/10	4.75	0	0	0	0	0	0	0	0	12,861,385	0	0	0
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/06	31/01/16	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	2,900,000	0	500,000	4,800,000	11,100,000	0	0	12,861,385	0	0	10,808,979

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30) TOTAL

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				0	17,698,221	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26) TOTAL					0	17,698,221	0	0	0	0	0	0	0	0	0	0

TOTAL					0	20,598,221	2,800,000	500,000	4,800,000	11,100,000	0	19,983,092	17,475,977	14,768,318	7,704,485	25,023,575

Notes:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  6 months Libor rate plus margin
  3 months Libor rate plus margin
  Fixed Rate
  28 days TIIE rate plus margin
  91 days TIIE rate plus margin
  3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 1.7500 at December 31, 2008

- Libor at 3 months in US dollars is equivalent to 1.4250 at December 31, 2008

- TIIE at 28 days is equivalent to 8.6886 at December 31, 2008

- TIIE at 91 days is equivalent to 8.7435 at December 31, 2008

- Libor at 3 months in JPY is equivalent to 0.8325 at December 31, 2008

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2008 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	6,034,576	13.54
EURO (EUR)	14,202	19.14
JAPANNESE YEN (JPY)	19,891,200	0.15

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Audited information

Consolidated

Final printing

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FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	183,208	2,480,326	0	0	2,480,326

LIABILITIES	6,235,187	84,413,828	240,617	3,257,545	87,671,373
SHORT-TERM LIABILITIES	1,674,559	22,670,682	2,093	28,336	22,699,018
LONG-TERM LIABILITIES	4,560,628	61,743,146	238,524	3,229,209	64,972,355

NET BALANCE	(6,051,979)	(81,933,502)	(240,617)	(3,257,545)	(85,191,047)

Notes:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	13.54
EURO	19.14
JAPANESE YEN	0.15

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Audited information

Consolidated

Final printing

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MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

Notes:

Not applicable

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Audited information

Consolidated

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2008, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Audited information

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Audited information

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

Audited information

 Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	48,982,383	0.0
LONG DISTANCE SERVICE	0	20,532,314	0.0
INTERCONNECTION	0	19,139,692	0.0
CORPORATE NETWORKS	0	12,219,402	0.0
INTERNET	0	13,168,270	0.0
OTHERS	0	6,048,153	0.0
FOREIGN SALES
NET SETTLEMENT	0	3,339,783	0
LONG DISTANCE SERVICE	0	662,936	0
OTHERS	0	12,302	0
TOTAL		124,105,235

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Audited information

Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	3,339,783
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	662,936
OTHERS	0	12,302
TOTAL		4,015,021

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Audited information

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.0043	0	407,466,127	0	0	407,466,127	1,760	0
AA	0.0043	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.0043	0	10,032,991,151	0	0	10,032,991,151	43,318	0
TOTAL			18,555,053,360	0	8,114,596,082	10,440,457,278	80,113	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,555,053,360

NOTES:
The nominal value per share is $0.0043175625 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Audited information

Consolidated

Final printing

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ITEM	Thousand of Mexican Pesos
	4th. Quarter 08 Oct-Dec	% of Advance	Amount used 2008	Budget 2008	% of Advance

DATA	2,017,989	72.8	5,249,506	2,772,833	189.3
INTERNAL PLANT	112,072	39.7	226,310	282,139	80.2
NETWORKS	235,163	31.4	691,601	749,801	92.2
TRANSMISSION NETWORK	400,981	30.8	1,198,512	1,301,663	92.1
SYSTEMS	87,312	24.8	159,262	351,736	45.3
OTHERS	1,411,234	70.8	2,431,715	1,992,024	122.1
TELMEX USA	22,015	9.7	124,080	228,000	54.4

TOTAL INVESTMENT TELMEX MEXICO	4,286,766	55.8	10,080,986	7,678,196	131.3

 ---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Audited information

Consolidated

Final printing

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Exchange rate variations

Transactions in foreign currencies are recorded at the exchange rate applicable at the time of its occurrence. The assets and liabilities in foreign currencies are valued at the exchange rate of the balance sheet date. The exchange rate differences between the execution date and the payment date, as well as those arising from the conversion of balances denominated in foreign currencies at the date of the financial statements, are applied to results.

Translation of financial statements of foreign companies

The financial statements of subsidiaries and associated companies located abroad are consolidated or the method of participation is recognized, as appropriate, after the financial statements are translated into the Mexican financial reporting standards in the relevant local currency, and conversion to the report currency. The conversion of monetary assets and liabilities in the financial statements of our associate and subsidiary, were translated into Mexican pesos at the exchange rate prevailing at year-end, stockholders' equity accounts at the exchange rate prevailing on the date the capital contributions were made and profits were generated; revenues, costs and expenses to the historical exchange rate and the difference resulting from the conversion process is recognized in the "Effect of conversion of foreign entities" which is included in the stockholders' equity, "other items of income earned" section.

Until December 31, 2007, financial statements reported from operations abroad, where converted to Mexican financial reporting standards in local currency, and updated to constants values based on the inflation of the country the subsidiary operates. Under this method, all the assets and liabilities were translated into Mexican pesos at the exchange rate prevailing at year-end, stockholders' equity accounts at the exchange rate prevailing on the date the capital contributions were made and profits were generated; revenues, costs and expenses to the historical exchange rate and the difference resulting from the conversion process is recognized in the "Effect of conversion of foreign entities" which is included in the stockholders' equity, "other items of income earned" section.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

Audited information

Consolidated

Final printing

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Complementary information to TELMEX's Fourth Quarter 2008 Report requested by Official Communication No. 151/13202/2008 dated as of November 27, 2008 issued by the Comisión Nacional Bancaria y de Valores (Banking and Securities Commission of Mexico).

The Comisión Nacional Bancaria y de Valores has requested to Teléfonos de México, S.A.B. de C.V. (TELMEX or the Company) and, we understand that also to all other issuers registered in the Registro Nacional de Valores (National Securities Registry) and whose shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

Derivative Instruments

As of December 31, 2008, the Company had cross currency swap agreements for U.S.$5,451 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2010 and 2015 for a total amount of U.S.$1,750 million and bank loans with maturity from 2009 to 2018 for a total amount of U.S.$3,701 million (with Libor interest rate plus a spread). These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of 10.6889 Mexican pesos per US dollar, as well as to set a fixed rate of 7.52% and 8.57% for the bonds, respectively, and an average interest rate of 28-day TIIE less 23 basis points for the bank loans.

Additionally, the Company had interest rate swaps in Mexican pesos for Ps.$23,752 million to hedge the floating rate risk in local currency fixing it at an average of 8.19%, as well as interest rate swap agreements in U.S. dollars for U.S.$100 million to hedge our floating rate U.S. dollar debt, fixing it at 4.47%.

These transactions have been carried out based on the Company's policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments connecting the hedges to the contracted debt. The derivative instruments that have been selected are mainly:

  instruments for purchasing US dollars at a specified future time (forwards);
  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and
  instruments to fix the floating interest rates of the debt (interest rate swaps).

Hedge strategies

When the market conditions are favorable, the Company's Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, including exchange rate and interest rate, maintaining a solid and healthy financial structure.

These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the ones provided by the financial intermediaries, also, in certain transactions the counterpart is able to act as valuation agent under the applicable documentation, when it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparts in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark-to market value exceeds certain established credit limits (threshold amount). The Company has the policy to keep a close watch of the volume of the transactions entered with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for their knowledge and ratification. The Treasury is in charge of its implementation and is supervised by the Company's Chief Financial Officer.

Existence of a independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the international financial reporting standards, are discussed with the external auditors that validate the correct accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company's cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

In the fourth quarter of 2008, we have recognized an accrued net credit position of Ps$15,836 million for the exchange rate hedges and an accrued net debit position of Ps.$981 million for interest rate hedges in the income statement.

In the fourth quarter, we had early termination of interest rate and cross currency swap agreements with a net notional amount of U.S.$130 million, with which we obtained a profit of Ps.$333 million. In the forth quarter, there have not been any margin calls.

To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are only carried out for hedging purposes.

Derivative Instruments Summary
Figures in thousands as of December 31, 2008

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of the Underlying Asset Variable of Reference		Reasonable Value		Maturity Amounts per year	Collateral/Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (principal and interests
Cross Currency Swap	Hedging	USD 5,265,168	USD 5,395,168	TIIE 8.6886 EXCHANGE RATE 13.5383	TIIE 8.6550 EXCHANGE RATE 10.7919	MXN 19,881,682	MXN 1,618,084	(1)

Forwards	Hedging	USD -	USD 976,000	LIBOR 13.5383	LIBOR 10.7919	-	121,384	(2)

Subtotal		5,265,168	6,371,168			19,881,682	1,739,469

Cross Currency Swap	Hedging	YEN 19,891,200	YEN 19,891,200	TIIE 8.6886 EXCHANGE RATE 0.1501	TIIE 8.6550 EXCHANGE RATE 0.1017	1,031,481	52,084	(3)

Exchange Rate Hedges (interests only)
Cross Currency Coupon Swap	Hedging	USD 350,000	USD 350,000	TIIE 8.6886 EXCHANGE RATE 13.5383	TIIE 8.6550 EXCHANGE RATE 10.7919	(94,514)	68,587	(4)

Interest Rate Hedges (floating rate to fixed rate)
Interest Rate Swap	Hedging	MXN 23,752,125	MXN 23,752,125	TIIE 8.6886	TIIE 8.6550	MXN (369,514)	MXN 311,118	(5)
Interest Rate Swap	Hedging	USD 100,000	USD 100,000	LIBOR 1.4250	LIBOR 3.1200	(30,246)	10,195	(6)

TOTAL 20,418,889 2,181,452

(*) Of our hedge agreements, 62.6% of the total hedged amount include margin calls when the market value exceeds the amounts of the lines of credit that we have for the amount of USD$290 millon.

(1) These swaps hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE-23 bp and with an average life of 5 years.

(2) This forward position matured in November 2008.

(3) These swaps hedge debt position in yens, with the obligation of paying in Mexican pesos $2,000 million (equivalent to USD$186) at a floating rate and mature in February 2014.

(4) These swaps hedge the interest payment of debt in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE-319 bp and with maturities up to 2010.

(5) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.19% and with an average life of 7 years.

(6) These agreements hedge debt position in US dollars at a floating rate, fixing it at an average of 4.47% and mature in August 2009.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Audited information

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT AV. SAN FERNANDO NUM. 649 COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com.mx

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY RESPONSIBLE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Audited information

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

CO-CHAIRMAN	ING.	JAIME	CHICO	PARDO
CO-CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	J.	VIOLA
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	ING.	MARCOS	FRANCO	HERNAIZ
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2009.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FOURTH QUARTER 2008 (audited information).